UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Titan Exploration Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company’s Incorporation or Organization)

Canetic Resources Trust
(Name of Person(s) Furnishing Form)

Class A Shares
Class B Shares
(Title of Class of Subject Securities)

888291101 (Class A Shares)
888291200 (Class B Shares)
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

November 14, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

	•	Offer to Purchase and Circular, dated November 13, 2007 (the “Circular”)
	•	Letter of Transmittal (Class A Shares)
	•	Letter of Transmittal (Class B Shares)
	•	Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the third page of the Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

November 13, 2007

CANETIC TITAN LTD.

a wholly-owned subsidiary of

CANETIC RESOURCES TRUST

OFFER TO PURCHASE

all of the outstanding class A shares and class B shares

of

TITAN EXPLORATION LTD.

on the basis of:

FOR EACH CLASS A SHARE OF TITAN EXPLORATION LTD. 0.1917 of a trust unit of Canetic Resources Trust	FOR EACH CLASS B SHARE OF TITAN EXPLORATION LTD. 0.6609 of a trust unit of Canetic Resources Trust

The offer (the “Titan A Share Offer”) by Canetic Titan Ltd. (the “Offeror”), a wholly-owned subsidiary of Canetic Resources Trust (“Canetic”), to purchase all of the outstanding Class A shares (“Titan A Shares”) and the offer (the “Titan B Share Offer”) by the Offeror to purchase all of the outstanding Class B shares (“Titan B Shares”) (the Titan A Shares and the Titan B Shares are collectively referred to as, the “Titan Shares”) of Titan Exploration Ltd. (“Titan”) will be open for acceptance until 4:30 p.m. (Calgary time) on December 19, 2007, unless withdrawn or extended. The Titan A Share Offer and the Titan B Share Offer (collectively, the “Offer”) is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time the Offeror first takes up and pays for Titan Shares under the Offer) not less than 66 2/3 % of the Titan A Shares (calculated on a diluted basis, including the number of outstanding Titan A Shares that may be issued on conversion of all outstanding Titan B Shares into Titan A Shares) (the “Minimum Condition”). This condition and the other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The board of directors of Titan has unanimously recommended that the shareholders of Titan (the “Titan Shareholders”) accept the Offer. Titan’s financial advisor, FirstEnergy Capital Corp., has expressed an opinion to the board of directors of Titan that the consideration to be received by the Titan Shareholders pursuant to the Offer is fair, from a financial point of view, to the Titan Shareholders. For further information, refer to the Directors’ Circular of the board of directors of Titan.

Certain Titan Shareholders have agreed to accept the Offer by depositing under the Offer an aggregate of 3,322,909 Titan A Shares, representing approximately 8.7% of the outstanding Titan A Shares, and an aggregate of 97,550 Titan B Shares, representing approximately 10.4% of the outstanding Titan B Shares, as well as any additional Titan Shares acquired by such holders prior to the Take up Date, including upon exercise of options to acquire Titan A Shares, subject to certain conditions. See “Pre-Acquisition Agreement — Pre-Tender Agreements” in the Circular.

Holders of Titan A Shares and Titan B Shares who wish to accept the Offer must properly complete and execute the applicable accompanying Letter(s) of Transmittal or a manually executed facsimile thereof and deposit them together  with  the  certificate  or  certificates  representing  their  Titan  A  Shares  and/or their  Titan B Shares at the

(Cover continued on the following page)

offices of Computershare Investor Services Inc. (the “Depositary”) shown below and in the Letter(s) of Transmittal, in accordance with the instructions in the Letter(s) of Transmittal. Alternatively, a holder of Titan Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

The outstanding trust units of Canetic (“Canetic Units”) and the Titan A Shares and Titan B Shares are listed on the Toronto Stock Exchange (“TSX”) and the Canetic Units are also listed on the New York Stock Exchange (“NYSE”). On October 17, 2007, the last trading day prior to the date of the public announcement by Canetic and Titan of the Offer, the closing prices of the Canetic Units on the TSX and NYSE were $15.31 and US $15.74, respectively, and the closing prices of the Titan A Shares and Titan B Shares on the TSX were $2.10 and $7.90, respectively. The Offer represents a premium of 58% and 41% over the weighted average trading price of the Titan A Shares and Titan B Shares, respectively, on the TSX for the 20 trading days immediately preceding the announcement of the Offer.

References in the Offer to Purchase and the Circular to Canetic, where appropriate, include the Offeror.

Questions and requests for assistance may be directed to the Depositary or Kingsdale Shareholder Services Inc., the Information Agent. Additional copies of this document, the Letter of Transmittal and Notice of Guaranteed Delivery may be obtained upon request without charge from those persons at their respective offices shown in the Letter(s) of Transmittal and on the last page of this document. Persons whose Titan Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Titan Shares.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary Corporate Actions 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

Email: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Kingsdale Shareholder Services Inc.

Exchange Tower

130 King Street West, Suite 2950

P.O. Box 156

Toronto, Ontario M5X 1C7

North American Toll Free Number:  1-866-851-9601

NOTICE TO TITAN SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian issuer and the Canetic Units offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Titan Shareholders should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. However, since the Canetic Units are traded on the NYSE and are registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, Canetic has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2006 and has furnished to the SEC a Report on Form 6-K containing interim financial statements for the three and nine months ended September 30, 2007. The financial statements included in such Form 40-F and Form 6-K contain reconciliations of such financial statements to United States generally accepted accounting principles and are incorporated by reference herein, together with a document entitled “Differences Between Canadian and United States Generally Accepted Accounting Principles” as at and for the years ended December 31, 2006 and 2005, together with the auditor’s report thereon, which contains an enhanced reconciliation to United States generally accepted accounting principles of the financial statements included in such Form 40-F.

It may be difficult for Titan Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as the Offeror, Canetic and Titan are located in Canada, and some or all of their respective trustees, officers and directors, as the case may be, are residents of Canada. You may not be able to sue the Offeror, Canetic or Titan or their respective trustees, officers or directors, as the case may be, in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel the Offeror, Canetic or Titan and their affiliates to subject themselves to a U.S. court’s judgment.

Titan Shareholders should be aware that the acquisition of the Canetic Units offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer to Purchase and Circular. Titan Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Canetic Units. See “Canadian Federal Income Tax Considerations”.

Titan Shareholders should be aware that Canetic or its affiliates, directly or indirectly, may bid for or purchase Titan Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Canetic or the Depositary.

Canetic Units issuable pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Titan Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

No Canetic Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Canetic is satisfied that the Canetic Units may be delivered in such other jurisdictions without further action by Canetic or on a basis otherwise determined acceptable to Canetic in its sole discretion.

FORWARD LOOKING STATEMENTS

This Circular and some of the documents incorporated by reference into this Circular contain “forward looking statements” within the meaning of securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward looking statements. Statements relating to “reserves” or “resources” are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “could”, “should”, “believe” and similar expressions are often intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Canetic believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Circular are not guarantees of future performance and should not be unduly relied upon. These statements speak only as of the date of this Circular or as of the date specified in the documents incorporated by reference into this Circular, as the case may be.

In particular, this Circular, and the documents incorporated by reference into this document, contain forward-looking statements pertaining to the following:

•                  oil and natural gas production levels and capacity;

•                  timing, allocation and amounts of capital expenditures;

•                  processing capacity;

•                  operating and other costs;

•                  distribution policies, future payout ratios and taxability;

•                  business strategies;

•                  drilling plans;

•                  capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof;

•                  estimates of net future revenues;

•                  development costs and the sources of funding thereof;

•                  farmout plans;

•                  abandonment and reclamation costs;

•                  hedging and other risk management programs;

•                  anticipated tax obligations;

•                  the quantity of oil and natural gas reserves;

•                  projections of commodity prices and costs;

•                  supply and demand for oil and natural gas;

•                  expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•                  future tax treatment of income trusts such as Canetic and our alternatives for responding to changes in taxation laws;

•                  the perceived advantage of our size and the size of our inventory;

•                  liquidity and financial capacity;

•                  regulatory changes and treatment under governmental regulatory regimes; and

•                  the impact of potential acquisitions and the timing for achieving such impact.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Circular:

•                  volatility in market prices for oil and natural gas;

•                  fluctuations in foreign exchange, currency or interest rates and stock market volatility;

•                  risks and liabilities inherent in oil and natural gas operations including exploration, development, exploitation, production, marketing and transportation risks;

•                  uncertainties associated with estimating oil and natural gas reserves;

•                  competition for, among other things, capital, acquisitions of reserves, processing and transportation capacity, undeveloped lands and skilled personnel;

•                  inability to raise necessary capital on commercially acceptable terms or at all;

•                  incorrect assessments of the value of acquisitions;

•                  inability to complete acquisitions on commercially acceptable terms;

•                  risks and uncertainties involving geology of oil and gas deposits;

•                  unanticipated operating results or production declines;

•                  geological, technical, drilling and production problems;

•                  changes in laws and regulations including but not limited to those pertaining to income tax, environmental and regulatory matters;

•                  health, safety and environmental risks;

•                  failure to realize the anticipated benefits of acquisitions; and

•                  the other factors discussed under “Risk Factors”.

The forward-looking statements contained in this Circular, and the documents incorporated by reference into this Circular, are based on a number of expectations and assumptions that may prove to be incorrect. In addition to other assumptions identified in the Canetic AIF (as defined herein), assumptions have been made regarding, among other things:

•                  that Canetic will continue to conduct our operations in a manner consistent with past operations;

•                  the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes;

•                  the general continuance of current industry conditions;

•                  the accuracy of the estimates of Canetic’s reserve volumes;

•                  Canetic’s ability to obtain and deliver equipment, services and supplies in a timely manner to carry out Canetic’s activities;

•                  Canetic’s ability to market oil and natural gas successfully;

•                  the timely receipt of required regulatory approvals;

•                  Canetic’s ability to obtain financing on acceptable terms;

•                  currency, exchange and interest rates; and

•                  future oil and gas prices and future cost assumptions.

No assurance can be given that these factors, expectations and assumptions will prove to be correct.

These factors should not be construed as exhaustive. The forward looking statements contained in this Circular and the documents incorporated by reference into this Circular are expressly qualified by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

In this Circular and the documents incorporated by reference into this Circular, we refer to certain financial measures that are not determined in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

We use “funds flow from operations”, which we define as net earnings plus non-cash items before deducting changes in non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage. “Funds flow from operations” should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.

Funds flow from operations cannot be assured and our future distributions may vary. We use the term “net debt”, which we define as long-term debt and working capital, to analyze liquidity and capital resources. We use the term “payout ratio”, which we define as cash distributions to Unitholders divided by funds flow from operations, to analyze financial and operating performance. We use the terms “operating netbacks” and “cash netbacks” to analyze margin and funds flow on each boe of production. Operating and cash netbacks should not be viewed as an alternative to cash flow from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with Canadian GAAP. We use the term “total capitalization”, which we define as net debt including convertible debentures plus unitholders’ equity, to analyze leverage. You should refer to our most recent management’s discussion and analysis of financial condition and results of operations incorporated by reference herein for a reconciliation of “funds flow from operations” and for the calculations of “net debt”, “payout ratio”, “operating netbacks”, “cash netbacks” and “total capitalization”.

We believe that, in conjunction with results presented in accordance with Canadian GAAP, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned however, that these measures should not be construed as an alternative to measures determined in accordance with Canadian GAAP as an indication of our performance.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated. On November 13, 2007, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.9643.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Titan Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer is required to be, but has not been, qualified or registered. However, Canetic may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Titan Shareholders in any such jurisdiction.

TABLE OF CONTENTS

DEFINITIONS
ABBREVIATIONS
CONVERSIONS
SUMMARY
OFFER TO PURCHASE
1.	The Offer
2.	Time for Acceptance
3.	Manner of Acceptance
4.	Conditions of the Offer
5.	Extension and Variation of the Offer
6.	Payment for Deposited Titan Shares
7.	Withdrawal of Deposited Titan Shares
8.	Return of Deposited Titan Shares
9.	Changes in Capitalization, Distributions and Liens
10.	Mail Service Interruption
11.	Notice and Delivery
12.	Acquisition of Titan Shares Not Deposited
13.	Market Purchases and Sales of Titan Shares
14.	Other Terms of the Offer
CIRCULAR
PURPOSE OF THE OFFER AND PLANS FOR TITAN
Purpose of the Offer
Plans for Titan
BACKGROUND TO AND REASONS FOR THE OFFER
Background to the Offer
Reasons for the Offer
PRE-ACQUISITION AGREEMENT
The Offer
Amendments to the Pre-Acquisition Agreement
Approval by the Board of Directors of Titan
Pre-Tender Agreements
No Solicitation
Right to Match
Non Completion Fees
Titan Options
Other Matters
Termination
THE OFFEROR AND CANETIC
Recent Developments
Documents Incorporated by Reference
Description of Securities
Capitalization of Canetic
Price Range and Trading Volume of Canetic Units
Previous Purchases and Sales
Risk Factors
TITAN EXPLORATION LTD.
Recent Developments
Description of Share Capital
Price Range and Trading Volume of Titan Shares
EFFECT OF THE OFFER ON MARKET AND LISTING
ACQUISITION OF TITAN SHARES NOT DEPOSITED
General
Compulsory Acquisition
Second Stage Transaction

i

Judicial Developments
Other Alternatives
DEPOSITARY AND INFORMATION AGENT
REGULATORY MATTERS
Competition Act (Canada)
Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
OWNERSHIP OF SHARES OF TITAN
TRADING IN SHARES OF TITAN
COMMITMENTS TO ACQUIRE SHARES OF TITAN
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS
MATERIAL CHANGES IN THE AFFAIRS OF TITAN AND OTHER INFORMATION
ACCEPTANCE OF THE OFFER
EXPENSES OF THE OFFER
INTEREST OF EXPERTS
STATUTORY RIGHTS
CONSENTS
APPROVAL AND CERTIFICATE

ii

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

“Act” means the Business Corporations Act (Alberta), as in effect on the date hereof;

“affiliate” has the meaning ascribed thereto in the Securities Act (Alberta), as amended, except as otherwise provided herein;

“Amending Letter Agreement” means the amending letter agreement between Canetic and Titan dated November 13, 2007, as described under “Amendments to the Pre-Acquisition Agreement”;

“AMF” means Autorité des marchés financiers (Québec);

“associate” has the meaning ascribed thereto in the Securities Act (Alberta), as amended, except as otherwise provided herein;

“Business Day” means any day except Saturday, Sunday, a statutory holiday in Calgary, Alberta or any other day on which the TSX is not open for business;

“Canadian GAAP” means Canadian generally accepted accounting principles applied on a consistent basis;

“Canetic AIF” means the Canetic annual information form dated March 23, 2007;

“Canetic Units” means trust units of Canetic;

“Circular” means the take over bid circular accompanying the Offer and forming part of this document;

“compulsory acquisition” has the meaning ascribed thereto under “Acquisition of Titan Shares Not Deposited - Compulsory Acquisition” in the Circular;

“CRI” means Canetic Resources Inc.;

“Depositary” means Computershare Investor Services Inc. at the offices specified in the Letter of Transmittal and on the last page of this document;

“Depositing Shareholder” means a Titan Shareholder tendering Titan Shares in acceptance of the Offer;

“diluted basis” with respect to the number of outstanding Titan A Shares or Titan B Shares at any time, means such number of outstanding Titan A Shares or Titan B Shares, as the case may be, actually issued and outstanding, together with all Titan A Shares or Titan B Shares, as the case may be, that may be issued on the exercise of all outstanding Titan Options and other rights, if any, to purchase or acquire Titan Shares;

“Directors’ Circular” means the circular prepared by the board of directors of Titan and to be sent to all Titan Shareholders in connection with the Offer;

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Expiry Date” means December 19, 2007 or such other date or dates as may be fixed by Canetic from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”;

“Expiry Time” means 4:30 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by Canetic from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”;

“Governmental Authority” means any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission;

“Information Agent” means Kingsdale Shareholder Services Inc.;

“Letter of Transmittal” means the applicable letter of transmittal in the form accompanying the Offer and Circular;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Titan or Canetic, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Titan or Canetic, as the case may be (including, in the case of Canetic, a reduction (or the announcement of a proposed reduction) in the amount of the monthly cash distribution per Canetic Unit paid to unitholders of Canetic) other than a material adverse change: (i) that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other party hereto; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole including, without limitation, changes in taxes or royalties; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons; or (v) that relates to or arises out of the adoption, proposed implementation or change in applicable laws or the interpretation thereof by any Governmental Authority;

“Material Adverse Effect” in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Titan considered as a whole or Canetic considered as a whole, as applicable (including, in the case of Canetic, a reduction (or the announcement of a proposed reduction) in the amount of the monthly cash distribution per Canetic Unit paid to unitholders of Canetic) provided that a Material Adverse Effect shall not include an adverse effect:  (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Canetic or Titan, as applicable, prior to the date hereof; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole including, without limitation, changes in taxes or royalties; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons; or (v) that relates to or arises out of the adoption, proposed implementation or change in applicable laws or the interpretation thereof by any Governmental Authority;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“McDaniel Titan Report” means the report of McDaniel evaluating the crude oil, natural gas and natural gas liquids reserves of Titan effective December 31, 2006;

“Minimum Condition” has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Minimum Required Shares” means at least that number of the outstanding Titan A Shares and outstanding Titan B Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case “Minimum Required Shares” means that number of the outstanding Titan A Shares and outstanding Titan B Shares that the Offeror takes up on the Take up Date;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“NYSE” means the New York Stock Exchange;

“Offer” means, collectively, the Titan A Share Offer and the Titan B Share Offer;

“Offeror” means Canetic Titan Ltd., a corporation incorporated under the laws of Alberta;

“Offer Period” means the period commencing on the date hereof and ending at the Expiry Time;

“OSC” means the Ontario Securities Commission;

“OSC Rule 61-501” means OSC Rule 61-501 entitled “Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions”;

“Outside Date” means January 31, 2008;

“person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

“Policy Q-27” means Policy Statement Q-27 of the AMF entitled “Protection of Minority Securityholders in the Course of Certain Transactions”;

“Pre-Acquisition Agreement” means the agreement dated as of October 17, 2007, between Canetic and Titan pursuant to which, among other things, Canetic agreed to make the Offer, subject to the provisions thereof, as amended by the Amending Letter Agreement;

“Pre-Tender Agreements” means agreements between the Tendering Shareholders and Canetic pursuant to which such holders agree to tender their Titan Shares under the Offer;

“Redemption Notes” means unsecured subordinated promissory notes issued in series, or otherwise, by Canetic pursuant to a note indenture and issued to redeeming Unitholders and having substantially the terms and conditions as more particularly described in the annual information form for Canetic incorporated by reference herein;

“Second Stage Transaction” means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions whereby Canetic acquires the balance of outstanding Titan Shares;

“Special Voting Units” means the special voting units authorized pursuant to the Trust Indenture;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta), as amended, except as otherwise provided herein;

“Superior Proposal” means a written bona fide Titan Acquisition Proposal by a third party that is not subject to any due diligence conditions, which the board of directors of Titan determines in good faith (after receiving advice from its financial advisor and outside legal counsel): (i) that funds or other consideration necessary for the Acquisition Proposal are available or written confirmation is provided from the sources of financing to be used to complete such Acquisition Proposal that such financing is available without delay or conditions; (ii) after consultation with its financial advisor would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction financially superior for Titan Shareholders than the Offer (including any proposals to adjust the terms and conditions of the Pre-Acquisition Agreement proposed by Canetic pursuant to Section 10.1(c) of the Pre-Acquisition Agreement); and (iii) after receiving the advice of outside legal counsel as reflected in minutes of the board of directors of Titan, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws;

“Take-up Date” means the date that the Offeror first takes up and acquires Titan Shares pursuant to the Offer;

“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

“Tendering Shareholders” means the Titan Shareholders who have entered into the Pre-Tender Agreements;

“Titan” means Titan Exploration Ltd., a corporation incorporated under the Act;

“Titan A Shares” means the Class A shares in the share capital of Titan;

“Titan A Share Offer” means the offer to purchase all of the issued and outstanding Titan A Shares made hereby to holders of Titan A Shares;

“Titan Acquisition Proposal” means any inquiry or communication or the making of any proposal or offer to Titan or its securityholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Titan or its securityholders of any securities of Titan (other than on exercise of currently outstanding Titan Options); (ii) any acquisition of a significant amount of assets of Titan or its subsidiaries (any of the assets identified by Canetic in writing to Titan prior to the date of the Pre-Acquisition Agreement as being material to Canetic being deemed to be significant for their purposes); (iii) an amalgamation, arrangement, merger or consolidation involving Titan or its subsidiaries; or (iv) any take over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Titan or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Canetic under the Pre-Acquisition Agreement or the Offer;

“Titan B Shares” means the Class B shares in the share capital of Titan;

“Titan B Share Offer” means the offer to purchase all of the issued and outstanding Titan B Shares made hereby to holders of Titan B Shares;

“Titan Options” means the outstanding options to acquire Titan A Shares;

“Titan Securities” means, collectively, the Titan Shares and Titan Options;

“Titan Securityholders” means, collectively, holders of Titan Securities;

“Titan Shareholder” means a holder of Titan A Shares and/or Titan B Shares;

“Titan Shares” means the Titan A Shares and Titan B Shares;

“TSX” means the Toronto Stock Exchange;

“Unitholders” means holders of trust units of Canetic;

“U.S.” or “United States” means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbls	barrels	Mcf	thousand cubic feet
Mbbls	thousand barrels	Mmcf	million cubic feet
BOPD	barrels of oil per day	Bcf	billion cubic feet
Bbls/d	barrels of oil per day	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	Mmcf/d	million cubic feet per day
NGLs	natural gas liquids	m3	cubic metres
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas	MMBTU gigajoule	million British Thermal Units trillion joules

Other
AECO	EnCana Corp.’s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE/d	barrel of oil equivalent per day
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information contained or referred to elsewhere in those documents.

The Offer

The Offer is made by the Offeror for all of the outstanding Titan A Shares and all of the outstanding Titan B Shares, including Titan A Shares which may become outstanding on the exercise of Titan Options. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror.

The Offer is made only for the Titan Shares and not for any Titan Options or other rights to acquire Titan Shares. It is a condition of the Offer that all Titan Options and other rights to acquire Titan Shares, if any, shall either have been exercised or terminated or otherwise dealt with on a basis acceptable to the Offeror, prior to the time that the Offeror takes-up any Titan Shares pursuant to the Offer. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Titan A Shares and deposit the Titan A Shares in accordance with the Offer.

The obligation of the Offeror to take up and pay for Titan Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Recommendation of the Board of Directors of Titan

The board of directors of Titan has unanimously recommended acceptance of the Offer by the Titan Shareholders. Titan’s financial advisor has concluded that the consideration to be received by Titan Shareholders pursuant to the Offer is fair, from a financial point of view, to the Titan Shareholders. For further information, refer to the Directors’ Circular.

Basis of the Offer

The basis of the Titan A Share Offer is for each Titan A Share deposited under the Titan A Share Offer each holder thereof shall receive 0.1917 of a Canetic Unit for each Titan A Share and the basis of the Titan B Share Offer is for each Titan B Share deposited under the Titan B Share Offer each holder thereof shall receive 0.6609 of a Canetic Unit for each Titan B Share. See Section 1 of the Offer to Purchase, “The Offer”.

No fractional Canetic Units will be issued. In the event that a Titan Shareholder would otherwise be entitled to a fractional Canetic Unit, the number of Canetic Units issued to such Titan Shareholder shall be rounded up to the next greater whole number of Canetic Units, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Canetic Units if the fractional entitlement is less than 0.5. In calculating such fractional interest, all Titan A Shares and all Titan B Shares held by a registered holder shall be aggregated, as the case may be.

Canetic Titan Ltd. and Canetic Resources Trust

The Offeror is a wholly-owned subsidiary of Canetic incorporated under the laws of Alberta for the purposes of acquiring Titan Shares pursuant to the Offer. The Offeror has not carried on any business prior to the date of the Offer, other than in respect of matters relating to the making of the Offer. See “The Offeror and Canetic Resources Trust” in the Circular.

Canetic is an open-end investment trust created under the laws of the Province of Alberta. Disclosure documents of Canetic are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See “The Offeror and Canetic Resources Trust” in the Circular.

Titan Exploration Ltd.

The business of Titan is the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Titan are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See “Titan Exploration Ltd.” in the Circular.

Purpose of the Offer and Plans for Titan

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Titan Shares.

If the Offeror takes up and pays for at least 90% of the Titan Shares deposited pursuant to the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Titan Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the Act or by a Second Stage Transaction. The Offeror will cause the Titan Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See “Acquisition of Titan Shares Not Deposited” in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Titan to allow nominees of the Offeror to become members of such Board. If Titan becomes a wholly owned subsidiary of the Offeror, the Offeror may continue to operate Titan as a wholly owned subsidiary or Titan may be amalgamated with or wound up into the Offeror or an affiliate of the Offeror.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, the Offeror intends to delist the Titan Shares from the TSX and, if there are fewer than 15 Titan Shareholders in each of the jurisdictions in Canada and fewer than 51 Titan Shareholders in total in Canada, to cause Titan to cease to be a reporting issuer under the Canadian securities laws. See “Purpose of the Offer and Plans for Titan” in the Circular.

Reasons for the Offer

Canetic believes that the principal advantages of the acquisition of Titan are as follows:

•                  The Offer represents a significant premium to the trading price of the Titan Shares prior to the announcement of the Offer;

•                  The Offer represents an opportunity to participate in an energy trust which has a balanced weighting between crude oil and natural gas and a diverse portfolio of assets located in western Canada and a management team with a proven track record of value creation;

•                  Canetic provides a tax efficient vehicle to deliver cash flow to Unitholders through the payment of monthly distributions on the Canetic Units;

•                  The Offer provides enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Titan into those of Canetic; and

•                  Titan Shareholders will enjoy enhanced liquidity as Canetic will have a significantly larger market capitalization and trading volume than Titan alone.

See “Background to and Reasons for the Offer” in the Circular.

Pre-Acquisition Agreement

Effective October 17, 2007, Canetic and Titan entered into the Pre-Acquisition Agreement pursuant to which Canetic agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Titan Shares validly deposited under the Offer. Pursuant to the

Pre-Acquisition Agreement, Titan agreed to immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted prior to the date of the Pre-Acquisition Agreement by Titan or its officers, directors, employees, representatives, agents or other parties on its behalf with respect to any Titan Acquisition Proposal. Titan also agreed that after the execution of the Pre-Acquisition Agreement, Titan will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Titan or its shareholders from any person which constitutes, or may reasonably be expected to lead to, a Titan Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Titan in connection with a Titan Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Titan also agreed that it would not release any party from any confidentiality or standstill agreements. The Pre-Acquisition Agreement does not prevent Titan from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Titan or its representatives) seeks to initiate such discussions or negotiations and providing or furnishing such party with information concerning Titan and its business, property and assets if such party has first made a written bona fide Titan Acquisition Proposal that is not subject to any due diligence conditions which the board of directors of Titan determines in good faith (after receiving advice from its financial advisor and outside legal counsel) to be a Superior Proposal. Titan has also agreed to provide Canetic with prompt prior notice to the effect that it is furnishing information or entering into discussions and negotiations with such person or entity together with a copy of the confidentiality agreement entered into with such person or entity and, if not previously provided to Canetic, copies of all information furnished to such party concurrently with the provision of such information to such party. Titan has agreed to give Canetic 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Superior Proposal and to give Canetic an opportunity of not less than 72 hours to amend the Offer to provide at least as favourable or more favourable terms than those to be included in the proposed agreement.

Titan has agreed to pay to Canetic a non completion fee of $3.5 million in the event that: (i) the board of directors of Titan fails to recommend that Titan Shareholders accept the Offer, withdraws or, in any manner adverse to completion of the Offer or to the Offeror, redefines, modifies or changes its recommendation to Titan Shareholders to accept the Offer or resolves to do so; (ii) any bona fide Titan Acquisition Proposal for the Titan Shares is publicly announced or commenced prior to the expiry of the Offer and the board of directors of Titan fails, prior to the expiry of the Offer, to publicly reaffirm and maintain its recommendation of the Offer to Titan Shareholders within two days after public announcement or commencement of any such Titan Acquisition Proposal; (iii) the board of directors of Titan has recommended that Titan Shareholders deposit their Titan Shares under, vote in favour of, or otherwise accept, a Titan Acquisition Proposal; (iv) Titan enters into any agreement with any person with respect to a Titan Acquisition Proposal prior to the Expiry Time; (v) there is a material breach or non performance by Titan of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Canetic, acting reasonably, within three (3) Business Days of receipt of notice by Titan of any such breach or non performance or (vi) prior to the Expiry Time, a bona fide Titan Acquisition Proposal is publicly announced, offered or made to all or substantially all Titan Shareholders or to Titan and, at the Expiry Time, such Titan Acquisition Proposal has not expired or been withdrawn, and the Minimum Condition shall have not been satisfied. Titan has agreed to pay the $3.5 million non completion fee forthwith upon the occurrence of any such event and in any event within two (2) Business Days of the date of the earliest of such event to occur.

Canetic has agreed to pay to Titan a non-completion fee of $1.7 million in the event that: (i) there is a material breach or non-performance by the Offeror of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Titan, acting reasonably, within three (3) Business Days of receipt of notice by Canetic of any such breach or non-performance; or (ii) other than the transactions contemplated in the Pre-Acquisition Agreement, Canetic shall have completed or shall have publicly announced its intention to complete an acquisition, disposition, merger, business combination, restructuring or similar transaction or an equity or debt financing which directly results in a Material Adverse Change in respect of Canetic.

On November 13, 2007, Canetic and Titan entered into the Amending Letter Agreement to amend Section 2.1(e) of the Pre-Acquisition Agreement to allow Canetic, without the consent of Titan, to reduce the Minimum Required

Shares and the Minimum Condition, as applicable, to not less than 66 2/3% of the outstanding Titan A Shares on a diluted basis (for greater certainty, including the number of outstanding Titan A Shares that may be issued on conversion of all outstanding Titan B Shares) other than Titan Shares held by persons whose Titan Shares may not be included as part of the minority approval of a Second Stage Transaction. In addition, Canetic and Titan agreed to change to “$3.04” all references to “$2.90” in paragraphs 2.1(a), 2.4(b) and 6.4 of the Pre-Acquisition Agreement. Canetic and Titan also agreed to amend the Pre-Acquisition Agreement by changing to “2,352,940” all references to “1,407,940” in paragraphs 2.1(a) and 6.4 of the Pre-Acquisition Agreement. Titan further agreed to waive any rights it may have pursuant to paragraphs 11.2 or 12.1 of the Pre-Acquisition Agreement arising as a result of the fact that Penn West Energy Trust’s current distribution amount in respect of its trust units is CDN$0.34 per trust unit.

Pre-Tender Agreements

Canetic has entered into Pre-Tender Agreements with certain Titan Shareholders (including all of the directors and officers of Titan) who hold an aggregate of 3,322,909 Titan A Shares and 97,550 Titan B Shares, representing approximately 8.7% of the outstanding Titan A Shares and 10.4% of the outstanding Titan B Shares, respectively. Under the terms of the Pre-Tender Agreements, such persons have agreed to tender all of their Titan Shares (together with any Titan Shares they may acquire upon exercise of Titan Options and which they continue to own at the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See “Pre-Acquisition Agreement - Pre-Tender Agreements” in the Circular.

Titan Options

The Offer is not made for Titan Options. Pursuant to the Pre-Acquisition Agreement, all persons holding Titan Options who may do so under securities laws and in accordance with the terms of the Titan Options held by them, shall be entitled to exercise all of their Titan Options and tender Titan A Shares issued in connection therewith and which they continue to own at the Expiry Time under the Offer upon payment of the exercise price in full. It is a condition of the Offer that all outstanding Titan Options shall either have been exercised or terminated or surrendered prior to the Offeror taking up any Titan Shares pursuant to the Offer.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by the Offeror. The Offer may be otherwise extended at the Offeror’s sole discretion. See Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”.

Manner of Acceptance

Titan Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Titan Shares, together with a properly completed and executed Letter of Transmittal (which is on blue paper for use by holders of Titan A Shares and on green paper for use by holders of Titan B Shares) or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. Titan Shareholders whose Titan Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Titan Shares.

If the certificate or certificates representing Titan Shares are not available for deposit prior to the Expiry Time, Titan Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up and pay for any Titan Shares deposited under the Offer unless the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Titan A

Shares (calculated on a diluted basis, including the number of outstanding Titan A Shares that may be issued on conversion of all outstanding Titan B Shares into Titan A Shares).

The conditions of the Offer are for the exclusive benefit of the Offeror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that the Offeror may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Payment for Deposited Titan Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by the Offeror, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Titan Shares validly deposited and not withdrawn under the Offer not later than three (3) Business Days after the Expiry Date. Any Titan Shares taken up will be paid for as soon as possible, and in any event not more than three (3) Business Days after they are taken up. In accordance with applicable law, any Titan Shares deposited under the Offer after the first date on which Titan Shares have been taken up by the Offeror are required to be paid for within three (3) Business Days of being taken up and in any event must be taken up and paid for within three (3) Business Days of such deposit. See Section 6 of the Offer to Purchase, “Payment for Deposited Titan Shares”. Assuming the Minimum Condition is met, Titan Shareholders who tender their Titan Shares prior to the Expiry Time shall receive Canetic’s January cash distribution.

Acquisition of Titan Shares Not Deposited

If the Offeror takes up and pays for Titan Shares deposited pursuant to the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Titan Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. The Offeror will cause the Titan Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer to Purchase, “Acquisition of Titan Shares Not Deposited”.

Stock Exchange Listings

The Titan A Shares and Titan B Shares, and the Canetic Units are listed and posted for trading on the TSX under the symbols “TTN.A”, “TTN.B” and “CNE.UN”, respectively. The Canetic Units are also listed and posted for trading on the NYSE under the symbol “CNE”.

Market Price of Canetic Units and Titan Shares

On October 17, 2007, the last trading day prior to the date of the public announcement by Canetic and Titan of the Offer, the closing prices of the Titan A Shares and Titan B Shares on the TSX were $2.10 and $7.90, respectively, and the closing prices of the Canetic Units on the TSX and NYSE were $15.31 and US $15.74, respectively.

Regulatory Matters - Competition Act (Canada)

Under the Competition Act (Canada) (the “Competition Act”), the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Where a transaction does not raise substantive issues under the Competition Act, the Commissioner of Competition (the “Commissioner”) may issue an Advance Ruling Certificate (“ARC”) in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification.

The Offeror intends to apply for an ARC in respect of the Offer and to make a short-form filing only if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that all requisite governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer, “Conditions of the Offer”.

Canadian Federal Income Tax Considerations

The disposition of Titan Shares pursuant to the Offer by Titan Shareholders resident in Canada for tax purposes will generally give rise to a capital gain or capital loss to the extent that the value of the Canetic Units received for the Titan Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. The disposition of the Titan Shares pursuant to the Offer by Titan Shareholders who are not resident in Canada for tax purposes should not be taxable in Canada unless such Titan Shareholder’s Titan Shares are “taxable Canadian property” for purposes of the Tax Act. See “Canadian Federal Income Tax Considerations” in the Circular.

The foregoing is a brief summary of Canadian federal income tax consequences only. Titan Shareholders are urged to read the section of the Circular entitled “Canadian Federal Income Tax Considerations” and consult their own tax advisors to determine the particular tax consequences to them of a sale of Titan Shares pursuant to the Offer or a disposition of Titan Shares pursuant to a Compulsory Acquisition or any Second Stage Transaction.

Depositary and Information Agent

Computershare Investor Services Ltd. is acting as Depositary under the Offer and Kingsdale Shareholder Services Inc. is acting as Information Agent. The Depositary will receive deposits of certificates in respect of Titan Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See “Depositary and Information Agent” in the Circular.

No brokerage fees or commissions will be payable by any Titan Shareholder who deposits Titan Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Titan Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Titan Shares with the Depositary. See “Depositary and Information Agent” in the Circular.

Canetic has retained Kingsdale Shareholder Services Inc. to act as the Information Agent. The Information Agent may contact Titan Shareholders by mail, telephone, facsimile transmission, electronic transmission and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Titan Shares. The Information Agent will receive reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection therewith. See “Depositary and Information Agent” in the Circular.

Titan Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Titan Shares with the Depositary.

OFFER TO PURCHASE

TO:         THE SHAREHOLDERS OF TITAN EXPLORATION LTD.

1.             The Offer

Offer for the Class A Shares of Titan

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Titan A Shares, including Titan A Shares which may become outstanding on the exercise of Titan Options or other rights to purchase Titan A Shares on the basis of, for each Titan A Share deposited under the Titan A Share Offer, 0.1917 of a Canetic Unit.

Offer for the Class B Shares of Titan

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Titan B Shares, on the basis of, for each Titan B Share deposited under the Titan B Share Offer, 0.6609 of a Canetic Unit.

General

No fractional Canetic Units will be issued. In the event that a Titan Shareholder would otherwise be entitled to a fractional Canetic Unit, the number of Canetic Units issued to such Titan Shareholder shall be rounded up to the next greater whole number of Canetic Units, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Canetic Units if the fractional entitlement is less than 0.5. In calculating such fractional interest, all Titan A Shares and all Titan B Shares held by a registered holder shall be aggregated, as the case may be.

The Offer is made only for the Titan Shares and not for any Titan Options or other rights to acquire Titan Shares. It is a condition to the Offer that all Titan Options shall either have been exercised or terminated, or may be terminated or otherwise dealt with on a basis acceptable to the Offeror, acting reasonably, prior to the Offeror taking up any Titan Shares pursuant to the Offer. Any holder of Titan Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such Titan Options in order to obtain certificates representing Titan A Shares and deposit the Titan A Shares which such person continues to own at or prior to the Expiry Time in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Titan Shares directly with the Depositary to accept the Offer. See “Depositary and Information Agent” in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Titan Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No Canetic Units will be delivered in the United States or to or for account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless the Offeror is satisfied that the Canetic Units may be delivered in such other jurisdiction without further action by the Offeror or on a basis otherwise determined acceptable to the Offeror in its sole discretion.

The accompanying Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2.             Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by the Offeror. The Offeror may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”.

3.             Manner of Acceptance

Letter of Transmittal

Titan Shareholders may accept the Offer by delivering to the Depositary at the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a)	the certificate or certificates representing the Titan A Shares and Titan B Shares in respect of which the Offer is being accepted;

(b)

the applicable Letter(s) of Transmittal (which is on blue paper for use by holders of Titan A Shares and on green paper for use by holders of Titan B Shares), or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	any other documents required by the instructions set out in the Letter(s) of Transmittal.

If the certificate or certificates representing Titan Shares are not available for deposit prior to the Expiry Time, Titan Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Titan Shares being deposited, if the certificates representing the Canetic Units issuable in consideration for Titan Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Titan Shareholders maintained by Titan or if Titan Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Titan Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Titan Shareholder wishes to deposit Titan Shares pursuant to the Offer and: (i) the certificate or certificates representing such Titan Shares are not immediately available; or (ii) such Titan Shareholder cannot deliver the certificate or certificates representing such Titan Shares and all other required documents to the Depositary prior to the Expiry Time, such Titan Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c)

the certificate or certificates representing deposited Titan Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Titan Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its offices in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Titan Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Titan Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Titan Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Titan Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, the Offeror recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Titan Shareholders whose Titan Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Titan Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Titan Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Titan Shareholder irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney in fact and proxy of such Titan Shareholder with respect to the Titan Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the “Purchased Shares”) and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after October 17, 2007 (collectively, the “Other Shares”), effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the “Effective Date”), with full power of substitution, in the name and on behalf of such Titan Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Titan; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Titan Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Titan, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Titan and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Titan Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder’s representation and warranty that: (i) such Titan Shareholder has full power and authority to deposit, sell, assign and transfer the Titan Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Titan Shares (and Other Shares) to any other person; (ii) such Titan Shareholder owns the Titan Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Titan Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Titan Shares (and any Other Shares) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Titan Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Titan Shares. There shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4.             Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Canetic reserves the right to withdraw or terminate the Offer and not take up and pay for any Titan Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Titan Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Canetic:

(a)                                  at the Expiry Time, and at the time the Offeror first takes up Titan Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Titan A Shares (calculated on a diluted basis, including the number of outstanding Titan A Shares that may be issued on conversion of all outstanding Titan B Shares into Titan A Shares) other than Titan Shares held by persons whose Titan Shares may not be included as part of the minority approval of a Second Stage Transaction;

(b)                                 all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Canetic, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Canetic in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other Governmental Authority having jurisdiction over Titan, Canetic, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired, been waived or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c)                                  no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Titan carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of Canetic, acting reasonably:

(i)                                     has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Titan Shares or the right of the Offeror to own or exercise full rights of ownership of the Titan Shares;

(ii)                                  has had, or if the Offer was consummated would result in, a Material Adverse Effect on Titan or would have a Material Adverse Effect on the Offeror or the Offeror’s ability to complete the Offer, as determined by the Offeror, acting reasonably; or

(iii)                               has a Material Adverse Effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving the Offeror and/or an affiliate of the Offeror and Titan and/or the Titan Shareholders for the purposes of Titan becoming, directly or indirectly, a wholly owned subsidiary of the Offeror or effecting a Second Stage Transaction;

(d)                                 Canetic shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Titan Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Titan Shares not acquired under the Offer;

(e)                                  Canetic shall have determined, in its sole judgment, acting reasonably, that (i) Titan shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of Titan contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall continue to be true and correct in all material respects as of the Take-up Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date and except to the extent of the issuance of Titan Shares on the exercise of Titan Options outstanding on the date of the Pre-Acquisition Agreement), provided that Titan has been given notice of and three (3) Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f)                                    Canetic shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Titan shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to the Offeror in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Titan shall have occurred;

(g)                                 the Pre-Acquisition Agreement shall not have been terminated or Canetic shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of Canetic to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Titan or to the value of the Titan Shares to Canetic;

(h)                                 Canetic shall in its sole judgement, acting reasonably, be satisfied that all outstanding Titan Options, and all other rights to acquire any Titan Shares, if any, shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Canetic, acting reasonably, prior to Canetic taking up any Titan Shares pursuant to the Offer; and

(i)                                     each of the directors and officers of Titan (other than those agreed to by Canetic) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors) together with mutual releases in favour of Titan and Canetic and such directors and officers, effective on the Take up Date, each in form and substance and on such terms as are satisfactory to Canetic.

The foregoing conditions are for the exclusive benefit of Canetic. Canetic may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Canetic). Canetic may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which Canetic may have. The failure by Canetic at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Canetic concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. Canetic, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Titan Shareholders in the manner set forth in Section 11 of the Offer to Purchase, “Notice and Delivery”. If the Offer is withdrawn, Canetic shall not be obligated to take up and pay for any Titan Shares deposited under such Offer and all certificates for deposited Titan Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Canetic’s expense.

5.             Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Canetic’s sole discretion, subject to the terms of the Pre-Acquisition Agreement.

Subject to the terms of the Pre-Acquisition Agreement, Canetic reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Canetic, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer to Purchase, “Notice and Delivery”, to all Titan Shareholders whose Titan Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all of the Titan Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Titan Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Titan Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, “Withdrawal of Deposited Titan Shares”. An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”. If the consideration being offered for the Titan Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Titan Shares are taken up under the Offer.

6.             Payment for Deposited Titan Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, “Conditions of the Offer”, are satisfied or waived by the Offeror, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Titan Shares validly deposited and not withdrawn under the Offer not later than three (3) Business Days after the Expiry Date. Any Titan Shares taken up will be paid for as soon as possible, and in any event not more than three (3) Business Days after they are taken up. In accordance with applicable law, any Titan Shares deposited under the Offer after the first date on which Titan Shares have been taken up by the Offeror are required to be paid for within three (3) Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Titan Shares or to terminate the Offer and not take up or pay for any Titan Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived by Canetic, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Titan Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will not, however, take up and pay for any Titan Shares deposited under the Offer unless it simultaneously takes up and pays for all Titan Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Titan Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Titan Shares pursuant to the Offer.

The Offeror will pay for Titan Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and a direction to issue to, or on behalf of each such Titan Shareholder, Canetic Units on the basis set forth in Section 1 of the Offer to Purchase, “The Offer”, for delivery to Titan Shareholders who have tendered and not withdrawn their Titan Shares under the Offer.

No fractional Canetic Units will be issued. Fractional interests will be rounded to the nearest whole number. If a Titan Shareholder deposits more than one certificate for Titan Shares which are taken up by the Offeror, the number of Canetic Units issuable to such Titan Shareholder will be computed on the basis of the aggregate number of Titan A Shares and Titan B Shares, as the case may be, deposited by such Titan Shareholder.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Titan Shares on the purchase price of Titan Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Titan Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from the Offeror to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Titan Shareholders who have deposited and not withdrawn their Titan Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Canetic Units to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the Canetic Units may be lawfully delivered, without further action by the Offeror or on a basis acceptable to the Offeror in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Canetic Units will be issued in the name of the registered holder of the Titan Shares deposited. Unless the person depositing the Titan Shares instructs the Depositary to hold the certificates representing the Canetic Units for pick up by checking the appropriate box in the Letter of Transmittal, certificates representing the Canetic Units will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Canetic Units will be forwarded to the address of the Titan Shareholder as shown on the registers maintained by Titan. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Titan Shareholder.

If any deposited Titan Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Titan Shares than the Titan Shareholder desires to deposit, a certificate for Titan Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Titan Shares directly with the Depositary to accept the Offer. See “Depositary and Information Agent” in the Circular.

7.             Withdrawal of Deposited Titan Shares

All deposits of Titan Shares pursuant to the Offer are irrevocable, provided that any Titan Share deposited in acceptance of the Offer (other than such Titan Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Titan Shares are taken up by the Offeror.

In addition, if:

(a)                                  there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Titan Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b)                                 at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Titan Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror (except to the extent required by applicable law, where the change is a material fact relating to the Titan Shares), any Titan Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Titan Shares are not paid for within three (3) Business Days of being taken up, any Titan Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Titan Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Titan Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person’s name, the number of Titan Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Titan Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Titan Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Titan Shares or is unable to take up or pay for Titan Shares for any reason, then, without prejudice to the Offeror’s other rights, Titan Shares deposited under the

Offer may be retained by the Depositary, on behalf of the Offeror subject to the Depositing Shareholders’ right of withdrawal as set forth under this Section 7 of the Offer to Purchase, or pursuant to applicable law.

Withdrawals may not be rescinded and any Titan Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Titan Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See “Statutory Rights” in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Titan Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

8.             Return of Deposited Titan Shares

If any deposited Titan Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Titan Shareholder for more Titan Shares than are deposited, certificates for Titan Shares not taken up and paid for or not deposited will be returned at the expense of the Offeror by either sending new certificates representing Titan Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Titan Shareholder as shown on the registers maintained by Titan as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9.             Changes in Capitalization, Distributions and Liens

If, on or after October 17, 2007, Titan should subdivide, consolidate or otherwise change any of the Titan Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4, “Conditions of the Offer”, make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Titan Shares acquired pursuant to the Offer shall be transferred by the Titan Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Titan Shares on or after October 17, 2007. If Titan should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Titan Shares which is or are payable or distributable to the Titan Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Titan of such Titan Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10.          Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing Canetic Units in payment for Titan Shares purchased under the Offer and certificates representing Titan Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Titan Shares in respect of which such certificates representing Canetic Units are being issued were deposited upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer to Purchase, “Notice and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Payment for Deposited Titan Shares”, the deposit of cheques and/or certificates representing Canetic Units with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Titan Shares shall be deemed to have been paid for immediately upon such deposit.

11.          Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Titan Shareholders at their addresses as shown on the registers maintained by Titan and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Titan Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by Titan Shareholders if: (i) it is given to the TSX; (ii) it is published once in the National Edition of The Globe and Mail and in daily newspapers of general circulation, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.          Acquisition of Titan Shares Not Deposited

If the Offeror takes up and pays for Titan Shares deposited under the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Titan Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. The Offeror will cause the Titan Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See “Acquisition of Titan Shares Not Deposited” in the Circular.

13.          Market Purchases and Sales of Titan Shares

To the extent permitted by law, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Titan Shares by making purchases through the facilities of the TSX, at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Titan Shares through the facilities of the TSX before the third Business Day following the date of the Offer. If the Offeror should acquire Titan Shares by making purchases through the facilities of the TSX during the Offer Period, the Titan Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Titan Shares acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Titan Shares as of the date of the Offer.

Although the Offeror has no present intention to sell Titan Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Titan Shares after the Expiry Time.

14.          Other Terms of the Offer

The provisions of the Circular, Letters of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Titan Shares, including, without limitation, the satisfaction or non satisfaction of any condition, the validity, time and effect of any deposit of Titan Shares or notice of withdrawal of Titan Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Titan Share or any particular Titan Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of Titan Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Titan Shareholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 13th day of November, 2007.

CANETIC TITAN LTD.

By:	(signed) “J. Paul Charron”
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by the Offeror to purchase all of the outstanding Titan A Shares and Titan B Shares (including any Titan Shares which may become outstanding on exercise of Titan Options).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Titan Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the heading “Abbreviations”.

Although the Offeror has had discussions with the management of Titan and has reviewed certain contracts and records of Titan, unless otherwise indicated in this Circular, the information concerning Titan contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Titan on file with Canadian securities regulatory authorities, the TSX and other public sources and information provided to the Offeror by Titan. Although the Offeror has no knowledge that would indicate that any statements relating to Titan contained herein based on information contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Titan to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Titan must send a circular to all Titan Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Titan subsequent to the date of the most recent published financial statements of Titan.

PURPOSE OF THE OFFER AND PLANS FOR TITAN

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Titan Shares (including Titan Shares which may become outstanding on the exercise of Titan Options and any other rights to acquire Titan Shares).

If the Offeror takes up and pays for Titan Shares deposited pursuant to the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Titan Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the Act or a Second Stage Transaction. The Offeror will cause the Titan Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See “Acquisition of Titan Shares Not Deposited”.

Plans for Titan

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Titan to allow nominees of the Offeror to become members of such Board. If Titan becomes a wholly owned subsidiary of the Offeror, the Offeror may continue to operate Titan as a wholly owned subsidiary or Titan may be amalgamated with or wound-up into the Offeror or an affiliate of the Offeror or Titan may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, the Offeror intends to delist the Titan Shares from the TSX and, if there are fewer than 15 Titan Shareholders in each of the jurisdictions in Canada and fewer than 51 Titan Shareholders in total in Canada, to cause Titan to cease to be a reporting issuer under Canadian securities laws.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In late August of 2007, management of Canetic initiated discussions with management of Titan with a view to exploring the merits of Canetic acquiring Titan or its assets. In September of 2007, Canetic undertook a review of Titan’s assets and project areas, financial information, land data and other pertinent information for the purpose of determining whether a possible business combination with Titan would strategically meet the needs of the Offeror and create additional shareholder value and opportunities for a combined entity moving forward. Mutual confidentiality agreements were entered into by Titan and Canetic in connection with the disclosure of information in respect of each company to the other to permit them to conduct due diligence in respect of the other company. During the month of October, Canetic continued its discussions with management of Titan and its financial advisor in respect of the terms and conditions on which a business combination could be affected and each party continued to conduct their due diligence in respect of the other party.

On October 11, 2007, Canetic made a binding proposal in respect of a business combination and Canetic and Titan entered into an exclusivity arrangement, which provided for a period during which a definitive agreement would be negotiated. On October 17, 2007, Canetic and Titan entered into the Pre-Acquisition Agreement.

Reasons for the Offer

Canetic believes that the business combination with Titan will provide a valuable extension of Canetic’s operations in its core area in Alberta and excellent synergies with Canetic’s existing operations in the area. These properties complement the growing opportunities arising from Canetic’s existing asset base and provide numerous additional development drilling locations. Benefits to Titan Shareholders from a combination of Canetic and Titan include:

•                  The Offer represents a significant premium to the trading price of the Titan Shares prior to the announcement of the Offer;

•                  The Offer represents an opportunity to participate in an energy trust which has a balanced weighting between crude oil and natural gas and a diverse portfolio of assets located in western Canada and a management team with a proven track record of value creation;

•                  Canetic provides a tax efficient vehicle to deliver cash flow to Unitholders through the payment of monthly distributions on the Canetic Units;

•                  The Offer provides enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Titan into those of Canetic; and

•                  Titan Shareholders will enjoy enhanced liquidity as Canetic will have a significantly larger market capitalization and trading volume than Titan alone.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective October 17, 2007, Canetic and Titan entered into the Pre-Acquisition Agreement pursuant to which Canetic agreed to make the Offer. See Section 1 of the Offer to Purchase, the “Offer”.

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Canetic and Titan. Canetic is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Canetic shall not, without the prior consent of Titan, waive or reduce the Minimum Required Shares, impose additional conditions to the Offer except for those set forth in the Pre-Acquisition Agreement (including the schedules thereto), decrease or change the form of consideration to be paid for each Titan Share (unless the consideration includes consideration in addition to the consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to Titan Shareholders (and for which purpose an extension of the Offer or waiver of a condition will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Canetic has agreed to extend the Offer for a period of not less than 10 days past the initial Expiry Time pending receipt of such approval. Assuming the Minimum Condition is met, Titan Shareholders who tender their Titan Shares prior to the Expiry Time shall receive Canetic’s January cash distribution.

Amendments to the Pre-Acquisition Agreement

On November 13, 2007, Canetic and Titan entered into the Amending Letter Agreement to amend Section 2.1(e) of the Pre-Acquisition Agreement to allow Canetic, without the consent of Titan, to reduce the Minimum Required Shares and the Minimum Condition, as applicable, to not less than 66 2/3% of the outstanding Titan A Shares on a diluted basis (for greater certainty, including the number of outstanding Titan A Shares that may be issued on conversion of all outstanding Titan B Shares) other than Titan Shares held by persons whose Titan Shares may not be included as part of the minority approval of a Second Stage Transaction. In addition, Canetic and Titan agreed to change to “$3.04” all references to “$2.90” in paragraphs 2.1(a), 2.4(b) and 6.4 of the Pre-Acquisition Agreement. Canetic and Titan also agreed to amend the Pre-Acquisition Agreement by changing to “2,352,940” all references to “1,407,940” in paragraphs 2.1(a) and 6.4 of the Pre-Acquisition Agreement. Titan further agreed to waive any rights it may have pursuant to paragraphs 11.2 or 12.1 of the Pre-Acquisition Agreement arising as a result of the fact that Penn West Energy Trust’s current distribution amount in respect of its trust units is CDN$0.34 per trust unit.

Approval by the Board of Directors of Titan

Pursuant to the Pre-Acquisition Agreement, Titan consented to the Offer and confirmed that the board of directors of Titan has unanimously approved the Offer and the Pre-Acquisition Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to Titan Shareholders and has unanimously resolved to recommend acceptance of the Offer by the Titan Shareholders (and has not modified or changed such recommendation).

Pre-Tender Agreements

Canetic has entered into Pre-Tender Agreements with certain Titan Shareholders (including all of the directors and officers of Titan) who hold an aggregate of 3,322,909 Titan A Shares and 97,550 Titan B Shares, representing approximately 8.7% of the outstanding Titan A Shares and 10.4% of the outstanding Titan B Shares. Under the terms of the Pre-Tender Agreements, the Tendering Shareholders have agreed to tender, and not withdraw, all of their Titan Shares (including any additional Titan A Shares they may acquire on exercise of Titan Options and which they continue to hold at the Expiry Time) to the Offer, subject to the terms and conditions thereof.

The Pre-Tender Agreements may be terminated, at the option of the Tendering Shareholder, upon written notice to the Offeror, in the event that the Pre-Acquisition Agreement is terminated in accordance with its terms.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Titan agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by Titan, any of its officers, directors, employees, representatives, agents or other parties on its behalf (“Representatives”) with respect to any Titan Acquisition Proposal. In connection therewith, Titan further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Titan relating to a Titan Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honoured.

Titan also agreed that after the execution of the Pre-Acquisition Agreement, Titan will not, directly or indirectly, and will not authorize or permit any of its Representatives to do, any of the following:

(a)                                  solicit, facilitate, initiate or encourage any inquiries or communication or the making of any proposal or offer to Titan or its securityholders from any person which constitutes or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions) a Titan Acquisition Proposal;

(b)                                 enter into or participate in any discussions or negotiations or initiate any discussion regarding a Titan Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with a Titan Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c)                                  waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(d)                                 accept, recommend, approve or enter into an agreement to implement a Titan Acquisition Proposal,

provided, however, notwithstanding any provision contained in the Pre-Acquisition Agreement, Titan and its Representatives may:

(e)                                  enter into or participate in any negotiations or initiate any discussion with a third party who  engage in (without any solicitation, initiation or encouragement, directly or indirectly, by Titan or any of its Representatives after October 17, 2007) seeks to initiate such negotiations and discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Canetic), may furnish such third party information concerning Titan and its business, properties and assets if, and only to the extent that:

(i)                                     the third party has first made a Superior Proposal; and

(ii)                                  prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Titan provides prompt notice to Canetic to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Canetic, copies of all information provided to such third party, and provided further that, Titan shall notify Canetic orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making it and, if not previously provided to Canetic, copies of all other information provided to Titan and all other information reasonable requested by Canetic), within 24 hours of the receipt thereof, shall keep Canetic informed of the status and details of any such inquiry, offer or proposal and answer Canetic’s questions with respect thereto; and

(f)                                    accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but, only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Titan shall have concluded in good faith, after considering all the proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and after receiving the advice of outside legal counsel as reflected in the minutes of the board of directors of Titan, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and Titan complies with its obligations set forth in the Pre-Acquisition Agreement and terminates the Pre-Acquisition Agreement in accordance with its terms and concurrently therewith pays the Canetic Non Completion Fee.

In addition Titan may comply with applicable laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to Titan Shareholders.

Right to Match

Titan shall give Canetic at least 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Superior Proposal and which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal, together with a copy of any proposed agreement executed by the party making such Superior Proposal, and, in the case of a Superior Proposal that includes non-cash consideration, the value or range of values attributed by the board of directors of Titan in good faith to such non-cash consideration after receiving advice from its financial advisor. Titan shall give Canetic an opportunity of not less than 72 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those of the Superior Proposal. In addition, Titan shall, and shall cause its financial and legal advisors to, negotiate in good faith with Canetic with respect to such amendment. In the event Canetic proposes to amend the Pre-Acquisition Agreement and the Offer to provide that the Titan Shareholders shall receive a value per Titan Share greater than the value per Titan Share provided in the Superior Proposal and so advises the board of directors of Titan prior to the expiry of such 72 hour period, the board of directors of Titan shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. Each successive modification of any Acquisition Proposal or Superior Proposal shall constitute a new Acquisition Proposal for purposes of the requirement to initiate an additional 72 hour notice period.

Non Completion Fees

Titan has agreed to pay to Canetic a non completion fee (the “Canetic Non-Completion Fee”) of $3.5 million in the event that:

(a)           the board of directors of Titan: (i) fails to recommend that Titan Shareholders accept the Offer, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations in respect of the Offer in a manner adverse to the Offer or to Canetic, or shall have resolved to do so prior to the Effective Date, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations in respect of the Offer upon request from time to time by Canetic to do so, or upon a Titan Acquisition Proposal being publicly announced or proposed, offered or made to Titan or the Titan Shareholders (such affirmation to be made within two (2) days of such request being made or such Titan Acquisition Proposal being publicly announced, proposed, offered or made, which ever occurs first);

(b)           the board of directors of Titan shall have recommended that Titan Shareholders deposit their Titan Shares under, or vote in favour of, or otherwise accept a Titan Acquisition Proposal;

(c)           prior to expiry of the Offer, a Titan Acquisition  Proposal is publicly announced or made to all or substantially all Titan Shareholders (or all or substantially all holders of Titan A Shares or Titan B Shares) and, at the Expiry Time, the Minimum Condition has not been satisfied and such Titan Acquisition Proposal is completed within 180 days of the Expiry Time;

(d)           Titan accepts, recommends, approves or enters into any agreement with any person to implement an Titan Acquisition Proposal prior to the Expiry Time (other than a confidentiality agreement entered into as described under “No Solicitation” above);

(e)           Titan is in breach of any of its covenants made in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Titan or materially impedes the completion of the transaction contemplated thereby, and Titan fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f)            Titan is in breach of any of its representations or warranties made in the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Titan or materially impede the completion of the transaction contemplated thereby, and Titan fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Canetic has agreed to pay to Titan a non completion fee (the “Titan Non-Completion Fee”) of $1.7 million in the event that:

(a)           Canetic is in breach of any of its covenants made in the Pre-Acquisition Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Canetic or materially impedes the completion of the transaction contemplated thereby, and Canetic fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Titan (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)           Canetic is in breach of any of its representations or warranties made in the Pre-Acquisition Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Canetic or materially impede the completion of the transaction contemplated thereby, and Canetic fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Titan (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(c)           other than the transactions contemplated by the Pre-Acquisition Agreement, after October 17, 2007 Canetic shall have completed or shall have publicly announced its intention to complete an acquisition, disposition, merger, business combination, restructuring or similar transaction or an equity or debt financing, which directly results in a Material Adverse Change in respect of Canetic.

Titan Options

Pursuant to the Pre-Acquisition Agreement, all persons holding Titan Options, who may do so under securities laws and in accordance with the terms of the Titan Options held by them, shall be entitled to either: (i) exercise all of their Titan Options and tender all Titan Shares issued in connection therewith, and which have not been sold in the market prior to the Expiry Time, under the Offer upon payment of the exercise price in full; or (ii) exercise their “cashless exercise” rights under the Stock Option Plan and tender all Titan A Shares issued in connection therewith, and which have not been sold in the market prior to the Expiry Time, under the Offer; or (iii) surrender and terminate their Titan Options. All Titan Options that are tendered to Titan for exercise, conditional on Canetic taking up Titan Shares under the Offer (“Conditional Option Exercise”), shall be deemed to have been exercised immediately prior to the take up of Titan Shares by Canetic. Furthermore, Canetic shall accept as validly tendered under the Offer as of the Take up Date, all Titan A Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the Titan Optionholders indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Titan Options to Titan for cancellation effective immediately prior to the Take up Date.

Titan will use its commercially reasonable efforts to ensure that all outstanding Titan Options are either exercised, terminated, expired or surrendered prior to the Take Up Date provided that Titan shall not pay the holders any amount in consideration therefore without the prior approval of Canetic, and shall not grant any additional Titan Options or other rights to purchase or acquire Titan Shares or make any amendments to outstanding Titan Options without the prior written consent of Canetic, except to permit the early vesting of all such Titan Options and to cause the cancellation, termination, expiry or surrender of the Titan Options prior to the Take Up Date without payment therefore, with the exception that Canetic agrees with Titan, that, if permitted by the Stock Option Plan and the rules of the TSX, with the consent of the holder of Titan Options and as an alternative to exercise of such Titan Options pursuant to the Pre-Acquisition Agreement, Titan may, in consideration for the surrender and termination of all or any Titan Options of a holder effective immediately prior to the Take up Date and in full satisfaction and settlement of any and all entitlements of such holder under such Titan Options pay to such holder, a cash amount for each Titan Option equal to the amount, if any, by which $3.04 exceeds the option exercise price in respect of such Titan Option.

Titan agrees to use its reasonable commercial efforts to obtain as soon as practical, and in any event not less than five Business Days prior to the time that the Offer is mailed, the agreement of all holders of Titan Options that any Titan Options that are not exercised prior to the Take up Date shall either be surrendered or terminated prior to the Take up Date and Titan acknowledges that the obtaining of such agreement with each of the holders of the Titan Options is a condition to Canetic’s obligation to make the Offer hereunder.

Other Matters

The Pre-Acquisition Agreement further provides, among other things:

(a)           restrictions and limitations on interim operations that may be conducted by Titan and the Offeror, respectively, until the Expiry Date, without the consent of the other party;

(b)           that if the Offeror takes up and pays for Titan Shares pursuant to the terms of the Offer, Titan agrees to use all commercially reasonable efforts to assist the Offeror in acquiring the balance of the Titan Shares by way of a Second Stage Transaction;

(c)           Titan agrees to assist the Offeror to secure the resignations of all directors of Titan effective at such time as may be required by the Offeror and to use its best commercial efforts to cause the election of the Offeror nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting;

(d)           Upon the Offeror taking up and paying for the Minimum Required Shares pursuant to the Offer, the board of directors of the Offeror shall appoint up to two nominees of Titan, acceptable to the Offeror, to the board of directors of the Offeror; and

(e)           subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of the Offeror and Titan agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take up Date:

(a)           by mutual written agreement of Canetic and Titan; or

(b)           by either Canetic or Titan, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final; or

(c)           by Canetic, if the conditions to making the Offer are not satisfied or waived prior to the time specified therein, if applicable, or, if not specified, by the time that the Offer is required to be made; or

(d)           by Titan, if Canetic has not taken up and paid for the Titan Shares deposited under the Offer on or before the Outside Date; or

(e)           by either Canetic or Titan, if the Offer terminates or expires at the Expiry Time without Canetic taking up and paying for any of the Titan Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(f)            by Canetic, if the Canetic Non Completion Fee becomes payable; or

(g)           by Titan, if the Canetic Non Completion Fee becomes payable and payment thereof is made to Canetic; or

(h)           by Titan, if the Titan Non Completion Fee becomes payable; or

(i)            by Canetic, if the Titan Non Completion Fee becomes payable and payment thereof is made to Titan; or

(j)            by Canetic if a Material Adverse Change in respect of Titan shall have occurred; or

(k)           by Titan if a Material Adverse Change in respect of Canetic shall have occurred.

THE OFFEROR AND CANETIC

The Offeror was incorporated on November 6, 2007 under the laws of Province of Alberta and is a wholly-owned subsidiary of Canetic. The Offeror was formed to make the Offer and has not carried on any business other than that incidental to making the Offer.

Canetic is an open-end unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (the “Trust Indenture”) dated November 16, 2005, as amended, between Canetic, Computershare Trust Company of Canada, as trustee, and the settlor of the trust. Canetic commenced operations on January 5, 2006 as a result of a completion of a plan of arrangement among Acclaim Energy Trust, Acclaim Energy Inc., StarPoint Energy Trust, StarPoint Energy Ltd. and TriStar Oil & Gas Ltd. Canetic’s principal undertaking is to indirectly acquire and hold, through Canetic and other directly or indirectly wholly-owned corporations and other operating entities, interests in petroleum and natural gas properties and assets related thereto.

Canetic makes monthly cash distributions to Unitholders based upon funds flow from operations. Distributions are currently set at $0.19 per Canetic Unit per month. Future distributions are subject to the discretion of the Board of Directors of Canetic and may vary depending on, among other things, the current and anticipated commodity price environment. These cash distributions may be reduced or suspended. Cash distributions are not guaranteed.

Canetic and its operating entities are actively involved in the acquisition, production, processing, transportation and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming. Canetic participates in the funds flow from such business activities through its direct and indirect ownership of its operating entities.

Canetic’s principal office is located at 1900, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6 and its registered office is located at 1400, 350   7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Recent Developments

Amendments to the Pre-Acquisition Agreement

On November 13, 2007, Canetic and Titan entered into the Amending Letter Agreement.

Business Combination with Penn West Energy Trust

On October 31, 2007, Penn West Energy Trust (“Penn West”) and Canetic announced that they have entered into a combination agreement (the “Combination Agreement”) that provides for the strategic combination of Penn West and Canetic to form Canada’s flagship energy trust (the “Combined Trust”). Under the terms of the Combination Agreement, Canetic Unitholders will receive 0.515 of a Penn West trust unit for each Canetic Unit on a tax-deferred basis for Canadian and U.S. tax purposes. Immediately prior to the closing of the combination, a one-time special distribution of $0.09 per Canetic Unit will be paid to Canetic Unitholders. The special distribution will keep Canetic Unitholders whole, in cash distributions, for a period of six months. Canetic Unitholders will receive an aggregate value of Cdn. $15.84 per Canetic Unit based on the closing price of Penn West trust units on the TSX as at October 30, 2007, which represents a premium of 7.1 percent to the closing price of the Canetic Units on the TSX as at October 30, 2007. On completion of the combination, Penn West unitholders will own approximately 67 percent and Canetic Unitholders will own approximately 33 percent of the Combined Trust. Penn West trust units will continue to be listed on both the TSX and the New York Stock Exchange.

The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3% of Canetic Unitholders. It is expected that the Canetic Unitholder meeting to vote on the combination and closing will occur in mid January 2008. An Information Circular is expected to be mailed to Canetic Unitholders in December 2007.

Prospectus Offering

On August 23, 2007, Canetic announced that it had filed a prospectus supplement to its final base shelf prospectus dated August 20, 2007 with the securities regulatory authorities in each of the provinces of Canada and a supplement to the U.S. prospectus dated August 20, 2007 forming part of its registration statement filed with the SEC. Canetic also announced that it had entered into an equity distribution agreement, dated August 23, 2007, with SG Americas Securities, LLC and FirstEnergy Capital Corp., who will act as agents for the sale of Canetic Units by way of “at-the-market” offerings over the TSX, the NYSE and other existing trading markets for the Canetic Units in the United States. Subject to the terms of the equity distribution agreement and applicable regulatory requirements, up to 15,500,000 Canetic Units may be issued and sold from time to time at the discretion of Canetic over a period of up to 25 months. The net proceeds of such offerings, if any, will be added to the general funds of Canetic and will be used for general business purposes. The volume and timing of sales, if any, of Canetic Units is at the discretion of Canetic.

Federal Income Tax Changes

Bill C-52 (Budget Implementation Act, 2007) (the “SIFT Tax Act”) which contains the Specified Investment Flow- Through Rules (the “SIFT Rules”) received Royal Assent and became law on June 22, 2007. Under the SIFT Rules, commencing January 1, 2011 (provided Canetic experiences only “normal growth” and no “undue expansion” as discussed below) certain distributions that would have otherwise been deductible by Canetic for tax purposes will be subject to a special tax at a rate of 31.5% (reduced to 29.5% as proposed in the October 2007 Economic Statement and Notice of Ways and Means Motion) (the “Distribution Tax”). The intent of these rules is to impose tax on income trusts in a similar manner and at rates comparable to existing Canadian public corporations and to treat distributions as dividends in the hands of unitholders. Effectively, trust level taxable income will be subject to the Distribution Tax and any taxes payable as a result will directly reduce cash available for distribution. The funds flow impact will be mitigated to the extent Canetic has tax pools available to shelter the Distribution Tax.

Generally, trusts that were publicly traded on October 31, 2006 will have a four-year transition period (the “Transition Period”) and, subject to compliance with the Department of Finance’s Guidelines on “normal growth” as described below, will not be subject to the SIFT Rules until January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by “normal growth” and “undue expansion” which guidelines have been incorporated in the SIFT Rules. Specifically, the Department of Finance stated that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the market capitalization of a Specified Investment Flow-Through Entity (a “SIFT”) as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT’s issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable or trust units) (the “Benchmark”). Those safe harbour limits are 40 percent of the Benchmark for the period from November 1, 2006 to December 31, 2007, and 20 percent of the Benchmark each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance’s guidelines include the following:

(a)           new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b)           replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour;

(c)           the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT; and

(d)           the merger of two or more SIFTs, each of which was publicly-traded on October 31, 2006, or a reorganization of such a SIFT, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

Under the SIFT Rules, Canetic’s total Benchmark at October 31, 2006 was approximately $4.5 billion. Available safe harbour through to December 31, 2007 will be approximately $1.8 billion, which is 40 percent of the Benchmark. The safe harbour for each of 2008, 2009, and 2010 is approximately $900 million, which is 20 percent of the Benchmark. Should any portion of the safe harbour not be utilized in any period, this portion will be available in a subsequent period.

While these guidelines are such that it is unlikely they alone would affect Canetic’s ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the Transition Period, they could adversely affect the cost of raising capital and Canetic’s ability to undertake more significant acquisitions.

Distributions to individual Canadian resident unitholders will be treated as dividends from a taxable Canadian corporation and will be eligible for a dividend tax credit. Distributions to corporations resident in Canada will be eligible for full deduction as tax-free inter-corporate dividends and potentially subject to a 33 1/3 percent refundable tax. Tax-deferred accounts will continue to pay no tax on distributions. Non-resident unitholders will be taxed on distributions at the non-resident withholding tax rate for dividends, which potentially may be recovered as a foreign tax credit. The impact of the Distribution Tax on cash distributions to unitholders post-2010 will be affected, to a large extent, by the amount of tax pools available to Canetic. In the Transition Period, Canetic’s objective will be to preserve and maximize tax pools that may be used to reduce or defer the incidence of cash taxes. See “Canadian Federal Income Tax Considerations – SIFT Tax Legislation” in the Circular.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Canetic at 1900, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6, telephone (403) 539 6300. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Canetic at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Canetic’s SEDAR profile number is 23165.

The following documents of Canetic which have been filed with securities commissions or other similar authorities in the provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a)           Annual information form dated March 23, 2007 (the “Canetic AIF”);

(b)           Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon;

(c)           Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006;

(d)           Unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2007;

(e)           Management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2007;

(f)            Information Circular – Proxy Statement relating to the annual and special meeting of Unitholders held on May 9, 2007;

(g)           Information Circular – Proxy Statement dated March 24, 2006 relating to the annual meeting of Unitholders held on May 9, 2006;

(h)           Differences between Canadian and United States generally accepted accounting principles as at and for the years ended December 31, 2006 and 2005, together with the auditor’s report thereon;

(i)            Business acquisition report dated November 8, 2006 relating to the acquisition of certain petroleum and natural gas properties and related assets; and

(j)            Material change report dated November 8, 2007 with respect to the proposed combination of Penn West and Canetic.

Any annual information form, audited consolidated financial statements (together with the auditors’ report thereon), information circular, material change reports (excluding confidential reports), business acquisition reports and any interim comparative unaudited consolidated financial statements together with the related management’s discussion and analysis, together with the accompanying reports of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44 101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Canetic with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference into and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Description of Securities

Canetic Units

The following is a summary of the material attributes and characteristics of the Canetic Units. This summary is not complete and is subject to, and qualified in its entirety by, reference to the terms of the Trust Indenture.

An unlimited number of Canetic Units may be created and issued pursuant to the Trust Indenture. Each Canetic Unit represents an equal fractional undivided beneficial interest in any distribution (whether of net income, net realized capital gains or other amounts) and in any of Canetic’s net assets in the event of Canetic’s termination or winding-up. All Canetic Units outstanding from time to time are entitled to an equal share of any distributions, and in any of Canetic’s net assets, in the event of Canetic’s termination or winding-up. All Canetic Units rank among themselves equally and rateably without discrimination, preference or priority. Each Canetic Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder to require Canetic to redeem any or all of the Canetic Units held by that holder and to one vote at all meetings of Unitholders for each Canetic Unit held.

As at November 8, 2007, there were 231,485,828 Canetic Units issued and outstanding.

Special Voting Units

In order to allow Canetic flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units that will enable Canetic to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in Canadian corporate acquisitions to give the selling securityholder a tax deferred “rollover” on the sale of the securityholder’s securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of Canetic in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

No Special Voting Units are issued and outstanding.

Issuance of Canetic Units

The Trust Indenture provides that Canetic Units, including rights, warrants, options and other securities to purchase, to convert into or to exchange into Canetic Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of Canetic may determine.

Cash Distributions

Canetic currently distributes $0.19 per Canetic Unit per month. Cash distributions are made on or about the 15th day of each month to Unitholders of record on the last day of the immediately preceding calendar month. Future distributions are subject to the discretion of the Board of Directors of Canetic and may vary depending on, among other things, the current and anticipated commodity price environment.

Additional Information

For additional information respecting the Canetic Units, including information respecting Unitholders’ limited liability, possible restrictions on non resident Unitholders, the redemption right attached to the Canetic Units, meetings of Unitholders, and amendments to the Trust Indenture, you should refer to “Additional Information Respecting Canetic Resources Trust” at pages 35 through 46, inclusive, of the Canetic annual information form dated March 23, 2007, incorporated by reference into this Circular.

Capitalization of Canetic

The following table sets forth Canetic’s consolidated capitalization for the periods indicated.

Designation (Authorized)	As at December 31, 2006		As at September 30, 2007(10)
	($ thousands, except unit amounts)		($ thousands, except unit amounts)
Bank Debt(1)	1,289,678		1,374,002
Unitholders’ Capital	3,506,915		2,887,693
6.5% 2006 Debentures(2) ($230 million)	227,470		219,542
6.5% 2005 Debentures(3) ($60 million)	17,821		17,821
8% Debentures(4) ($75 million)	8,046		7,765
9.4% Debentures(5) ($50 million)	5,622		5,622
11% Debentures(6) ($45 million)	1,697		1,241
Units(7)(8) (unlimited)	4,224,470 (225,796,000 Units	)	4,287,538 (230,108,000 Units	)
Special Voting Units(9) (unlimited)	Nil		Nil

Notes:

(1)           Canetic has an unsecured, covenant based extendible revolving credit facility of $1.6 billion including a $50 million working capital facility with a syndicate of financial institutions (the “Credit Facilities”). Canetic may draw under the Credit Facilities by way of prime rate loans in Canadian dollars, US base rate loans in US dollars, Canadian and US dollar bankers’ acceptances, London inter-bank offered rate (“LIBOR”) loans in US dollars and letters of credit to be issued in Canadian or US dollars. The Credit Facilities are available on a revolving basis for a period ending May 31, 2008. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the Credit Facilities will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two-year non revolving loan repayable in four equal quarterly instalments commencing on the first anniversary of the term period. Prime rate and US base rate loans bear interest at the lender’s prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the Credit Facilities. The effective interest rate on the Credit Facilities for the nine months ended September 30, 2007 was 5.14%.

(2)           The 6.5% 2006 Debentures bear interest at an annual rate of 6.5% payable semi annually on June 30 and December 31 of each year. The 6.5% 2006 Debentures are redeemable by Canetic at a price of $1,050 per debenture after December 31, 2009, and on or before December 31, 2010 and at a price of $1,025 per debenture after December 31, 2010 and before maturity on December 31, 2011, in each case, together with accrued and unpaid interest. The 6.5% 2006 Debentures are convertible into Canetic Units at the option of the holder at any time prior to maturity at a conversion price of $ 26.55 per Canetic Unit. Canetic may elect, from time to time, to satisfy it’s obligation to pay interest on the 6.5% 2006 Debentures by delivering sufficient Canetic Units to the trustee of the 6.5% 2006 Debentures for sale in order to satisfy the cash interest payment to holders. Canetic may also satisfy it’s obligation to pay the principal owing on redemption or maturity by the issue of Canetic Units at a deemed price of 95% of the weighted average trading price of the Canetic Units preceding the redemption or maturity date. The principal amount of 6.5% 2006 Debentures outstanding at September 30, 2007 was $230 million.

(3)           The 6.5% 2005 Debentures bear interest at an annual rate of 6.5% payable semi annually on January 31 and July 31 of each year. The 6.5% 2005 Debentures are redeemable by Canetic at a price of $1,050 per debenture after July 31, 2008 and on or before July 31, 2009 and at a price of $1,025 per debenture after July 31, 2009 and before maturity on July 31, 2010, in each case, together with accrued and unpaid interest. The 6.5% 2005 Debentures are convertible into Canetic Units at the option of the holder at any time prior to maturity at a conversion price of $18.96 per Canetic Unit. Canetic may elect, from time to time, to satisfy it’s obligation to pay interest on the 6.5% 2005 Debentures by delivering sufficient Canetic Units to the trustee of the 6.5% 2005 Debentures for sale in order to satisfy the cash interest payment to holders. Canetic may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Canetic Units at a deemed price of 95% of the weighted average trading price of the Canetic Units preceding the redemption or maturity date. The principal amount of 6.5% 2005 Debentures outstanding at September 30, 2007 was $17.8 million.

(4)           The 8% Debentures bear interest at an annual rate of 8% payable semi annually on February 28 and August 31 of each year. The 8% Debentures are redeemable by Canetic at a price of $1,050 per debenture after August 31, 2007 and on or before August 31, 2008 and at a price of $1,025 per debenture after August 31, 2008 and before maturity on August 31, 2009, in each case, together with accrued and unpaid interest. The 8% Debentures are convertible into Canetic Units at the option of the holder at any time prior to maturity at a conversion price of $15.56 per Canetic Unit. Canetic may elect, from time to time, to satisfy its obligation to pay interest on the 8% Debentures by delivering sufficient Canetic Units to the trustee of the 8% Debentures for sale in order to satisfy the cash interest payment to holders. Canetic may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Canetic Units at a deemed price of 95% of the weighted average trading price of the Canetic Units preceding the redemption or maturity date. The principal amount of 8% Debentures outstanding at September 30, 2007 was $8.0 million.

(5)           The 9.4% Debentures bear interest at an annual rate of 9.4% payable semi annually on January 31 and July 31 of each year. The 9.4% Debentures are redeemable by Canetic at a price of $1,050 per debenture on or before July 31, 2007 and at a price of $1,025 per debenture after July 31, 2007 and before maturity on July 31, 2008, in each case, together with accrued and unpaid interest. The 9.4% Debentures are convertible into Canetic Units at the option of the holder at any time prior to maturity at a conversion price of $16.02 per Canetic Unit. Canetic may elect, from time to time, to satisfy its obligation to pay interest on the 9.4% Debentures by delivering sufficient Canetic Units to the trustee of the 9.4% Debentures for sale in order to satisfy the cash interest payment to holders. Canetic may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Canetic Units at a deemed price of 95% of the weighted average trading price of the Canetic Units preceding the redemption or maturity date. The principal amount of 9.4% Debentures outstanding at September 30, 2007 was $5.6 million.

(6)           The 11% Debentures bear interest at an annual rate of 11% payable semi annually on June 30 and December 31 of each year. The 11% Debentures are redeemable by Canetic at a price of $1,050 per debenture on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007, in each case, together with accrued and unpaid interest. The 11% Debentures are convertible into Canetic Units at the option of the holder at any time prior to maturity at a conversion price of $11.24 per Canetic Unit. Canetic may elect, from time to time, to satisfy its obligation to pay interest on the 11% Debentures by delivering sufficient Canetic Units to the trustee of the 11% Debentures for sale in order to satisfy the cash interest payment to holders. Canetic may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Canetic Units at a deemed price of 95% of the weighted average trading price of the Canetic Units preceding the redemption or maturity date. The principal amount of 11% Debentures outstanding at September 30, 2007 was $1.3 million.

(7)           In addition, at September 30, 2007, 2,203,406 Canetic Units (plus adjustments in accordance with the plan) were reserved for issuance under Canetic’s Unit Award Incentive Plan, 1,375,200 Canetic Units were reserved for issuance under Canetic’s Employee Unit Ownership Plan and 10,585,000 Canetic Units were reserved for issuance on conversion of the outstanding Convertible Debentures.

(8)           See “Description of Securities – Canetic Units” for a description of the Canetic Units.

(9)           See “Description of Securities – Special Voting Units” for a description of the Special Voting Units.

(10)         At September 30, 2007, Canetic had accumulated earnings of $92.0 million and accumulated Unitholder distributions of $1,498.4 million.

Price Range and Trading Volume of Canetic Units

The Canetic Units are listed on the TSX and the NYSE and trade under the symbol “CNE.UN” and “CNE”, respectively. The following table sets forth the high and low trading prices and the volume of Canetic Units traded as reported on the TSX and the NYSE from January 2007 to present.

	Price Range				Trading Volume
	High ($ )		Low ($ )
	TSX	NYSE	TSX	NYSE	TSX	NYSE
2007
January	16.44	13.80	14.75	12.58	20,961,514	35,452,300
February	15.13	13.04	14.29	12.15	14,255,378	28,951,800
March	15.81	13.67	14.28	12.10	12,888,173	30,491,100
April	15.51	13.82	14.72	12.84	9,310,445	24,065,200
May	17.34	16.05	14.76	13.35	10,761,049	39,736,300
June	18.10	16.97	16.16	14.90	10,368,705	32,659,300
July	17.59	16.79	15.15	14.36	10,847,975	25,959,500
August	16.17	15.10	13.77	12.80	13,322,600	33,583,800
September	15.40	15.46	14.05	13.85	7,626,520	22,386,600
October	15.57	16.26	14.76	15.00	14,233,855	36,042,100
November 1 to 12	15.45	16.45	14.01	14.47	6,036,328	14,730,400

Note:

(1)           On October 17, 2007 the last trading day prior to the date of the public announcement by Canetic and Titan of the Offer, the closing prices of the Canetic Units on the TSX and NYSE were $15.31 and $15.65, respectively.

Canetic has applied to list the Canetic Units issued to Titan Shareholders pursuant to the Offer on the TSX and NYSE. Listing will be subject to Canetic fulfilling all of the listing requirements of the TSX and the NYSE.

Previous Purchases and Sales

In the last 12 month period, Canetic has issued 6,531,740 Canetic Units at prices ranging from $11.24 to $18.96.

Risk Factors

In assessing the Offer, in addition to the risks described below, Titan Shareholders should also carefully review the risks described in the Canetic AIF, which was filed with applicable Canadian provincial securities regulatory authorities and is incorporated herein by reference. The risk factors set forth in the Canetic AIF relating to the oil and natural gas business and the operations and reserves of Canetic apply equally in respect of the business of Titan that Canetic is acquiring pursuant to the Offer.

In addition, Titan may be subject to risks that are not applicable or material to Canetic at the present time, but that may apply to the combined company. Risk factors relating to Titan can be found in Titan’s annual information form, for the year ended December 31, 2006 which was filed with applicable Canadian provincial securities regulatory authorities and can be found on www.sedar.com.

The combination of the Offeror with Titan is subject to certain risks, including the following:

Possible Failure to Complete the Offer

The Offer is subject to normal commercial risk that the Offer may not be completed on the terms negotiated or at all. If closing of the Offer does not take place, the Offeror would not realize the anticipated benefits of the combination of Canetic and Titan. A Titan Shareholder should realize that the conditions to the Offer may not be satisfied and the Offer may not be completed.

Market Value of Canetic Units Issued in Connection with the Offer

The Offeror is offering to purchase all of the issued and outstanding Titan Shares on the basis of 0.1917 of a Canetic Unit for each Titan A Share and 0.6609 of a Canetic Unit for each Titan B Share. The consideration will not be adjusted to reflect any changes in the market value of Canetic Units. As a result, the market values of the Canetic Units and the Titan Shares at the time the Titan Shares are taken up under the Offer may vary significantly from the values at the date of the Offer or the date that Titan Shareholders tender their Titan Shares. If the market value of Canetic Units declines, the value of the consideration received by Titan Shareholders will decline as well. For example, during the twelve-month period ended on October 17, 2007 (the last trading day prior to the announcement of the intention to make the Offer), the trading price of Canetic Units on the TSX varied from a low of $13.77 to a high of $18.10. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Canetic, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Canetic has no control.

Failure to Realize Benefits

As part of its strategy, Canetic will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Titan. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, and uncertainties relating to capital and other costs and financing risks.

Listing of Titan Shares

The purchase of any Titan Shares by the Offeror pursuant to the Offer will reduce the number of Titan Shares that might otherwise trade publicly, as well as the number of Titan Shareholders, and, depending on the number of Titan Shareholders depositing and the number of Titan Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Titan Shares held by the public.

After the purchase of the Titan Shares under the Offer, it may be possible for Titan to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of

Canada or any other jurisdiction in which Titan has an insignificant number of Titan Shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Titan Shares from the TSX. Among such criteria are the number of Titan Shareholders, the number of Titan Shares publicly held and the aggregate market value of the Titan Shares publicly held. Depending on the number of Titan Shares purchased pursuant to the Offer, it is possible that the Titan Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Titan Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Titan Shares. If the Offeror acquires sufficient Titan Shares under the Offer to enable it to do so, the Offeror intends to delist the Titan Shares from the TSX.

Effect of Titan Shareholders’ Exercise of Dissent Rights Pursuant to a Compulsory Acquisition or Second Stage Transaction

In order for the Offeror to acquire all of the issued and outstanding Titan Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Secondary Stage Transaction. A Compulsory Acquisition or Second Stage Transaction may result in Titan Shareholders having the right to dissent and demand payment of the fair value of their Titan Shares, which could be different from the Offer price. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Titan Shareholders for their Titan Shares. There is no assurance that a Compulsory Acquisition or Second Stage Transaction can be completed without Titan Shareholders exercising dissent rights in respect of a substantial number of Titan Shares, which could result in the Offeror being required to make a substantial cash payment that could have an adverse effect on the financial position and liquidity of the combined company.

TITAN EXPLORATION LTD.

Titan was incorporated under the laws of the Province of Alberta on January 6, 2004. Titan’s principal office is located at 300, 550 - 11th Avenue S.W., Calgary, Alberta, T2P 4K9 and Titan’s registered office is located at 3300, 421 -7th Avenue S.W., Calgary, Alberta, T2P 4K9.

Recent Developments

Amendments to the Pre-Acquisition Agreement

On November 13, 2007, Canetic and Titan entered into the Amending Letter Agreement.

Description of Share Capital

Titan’s share capital currently consists of an unlimited number of Titan A Shares, an unlimited number of Titan B Shares and an unlimited number of preferred shares, issuable in series. As of October 17, 2007, 28,882,572 Titan A Shares, (31,310,512 on a fully diluted basis) 1,012,500 Titan B Shares and no preferred shares were outstanding.

Price Range and Trading Volume of Titan Shares

The Titan A Shares and Titan B Shares are listed and posted for trading on TSX under the trading symbols “TTN.A” and “TTN.B”, respectively. The following table sets forth the high and low trading prices and the volume of Titan Shares traded as reported on the TSX for the periods indicated:

	Price Range				Trading
	High ($ )		Low ($ )		Volume
	Titan A Shares	Titan B Shares	Titan A Shares	Titan B Shares	Titan A Shares	Titan B Shares
2007
April	2.25	6.50	1.85	6.13	608,077	79,450
May	2.40	6.75	1.86	6.06	1,219,633	41,930
June	2.30	7.00	2.15	6.62	829,554	5,950
July	2.15	7.00	1.80	6.85	827,794	11,500
August	1.95	6.76	1.61	6.56	333,250	46,000
September	1.87	6.76	1.52	6.55	1,669,380	18,510
October	2.86	9.88	1.54	6.76	9,703,001	401,330
November 1 to 12	2.96	9.90	2.59	9.10	654,184	62,570

Note:

(1)           On October 17, 2007 the last trading day prior to the date of the public announcement by Canetic and Titan of the Offer, the closing prices of the Titan A Shares and Titan B Shares on the TSX were $2.10 and $7.90, respectively.

It is the intention of Canetic to apply to delist the Titan Shares from the TSX as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Titan Shares by Canetic pursuant to the Offer will reduce the number of Titan Shareholders, and, depending on the number of Titan Shareholders depositing and the number of Titan Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Titan Shares held by Titan Shareholders other than Canetic. After the purchase of Titan Shares under the Offer, Titan may cease to be subject to the financial reporting and proxy solicitation requirements of the Act and the securities laws of certain provinces of Canada.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Titan Shares from such exchange. Among such criteria are the number of Titan Shareholders, the number of Titan Shares publicly held and the aggregate market value of the Titan Shares publicly held. Depending on the number of Titan Shares purchased pursuant to the Offer, it is possible that the Titan Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Titan Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Titan Shares. It is the intention of Canetic to apply to delist the Titan Shares from the TSX as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Titan Shares are delisted, it is possible that such shares would be traded in the over the counter market and that price quotations for those shares would be reported through the Canadian over the counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Titan Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF TITAN SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Titan Shares. If the Offeror takes up and pays for Titan Shares under the Offer, the Offeror intends to utilize the compulsory acquisition provisions of the Act, if available, to acquire the remaining Titan Shares or, if necessary, to acquire such remaining Titan Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the shares of any class of shares to which the Offer relates (calculated on a diluted basis) other than Titan Shares held at the date of the Offer by or on behalf of Canetic or its affiliates and associates (as defined in the Act), and Canetic acquires such deposited Titan Shares, then the Offeror is entitled to acquire, pursuant to the provisions of Part 16 of the Act, the remainder of the Titan Shares held by each Titan Shareholder who did not accept the Offer (a “Dissenting Offeree”) (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the securities of such class that were acquired under the Offer (a “compulsory acquisition”).

To exercise this statutory right, the Offeror must give notice (the “Canetic’s Notice”) to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Canetic’s Notice, the Offeror must pay or transfer to Titan the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates representing the Titan Shares to which the Offer relates held by such dissenting Offeree to Titan, and may elect either to transfer such shares to Canetic on the terms on which Canetic acquired Titan Shares under the Offer or to demand payment of the fair value of such shares by so notifying the Offeror and by applying to the Court of Queen’s Bench of Alberta to fix that value, within 60 days after the date of the sending of the Canetic’s Notice. If a Dissenting Offeree fails to notify Canetic and apply to the Court of Queen’s Bench of Alberta within the applicable 60 day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Titan Shares to the Offeror on the same terms (including price) as the Offeror acquired the Titan Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Titan Shares, the Offeror also has the right to apply to the Court of Queen’s Bench of Alberta to fix the fair value of the Titan Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Titan Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the Act. Titan Shareholders should refer to Part 16 of the Act for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the Act is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If the Offeror takes up and pays for Titan Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or the Offeror elects not to pursue such right, the Offeror currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Titan Shares not acquired by the Offeror pursuant to the Offer, in accordance with applicable law, including by way of a Second Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Titan Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy Q-27 may deem certain types of Second Stage Transactions to be “business combinations” in the case of OSC Rule 61-501 or “going private transactions” in the case of Policy Q-27.

In certain circumstances the provisions of OSC Rule 61-501 and Policy Q-27 may also deem certain types of Second Stage Transactions to be “related party transactions”. However, if the Second Stage Transaction is a business combination carried out in accordance with OSC Rule 61-501 or a going private transaction carried out in accordance with Policy Q-27, the “related party transaction” provisions of OSC Rule 61-501 and Policy Q-27 will not apply to such transaction. The Offeror intends to carry out any such Second Stage Transaction in accordance with OSC Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of OSC Rule 61-501 and Policy Q-27 will not apply to the “business combination” or “going private transaction”.

OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered in or forming party of the transaction) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. If the Offeror decides to effect a business combination or going private transaction, the Offeror intends to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27 (including the requirement that the transaction be completed within 120 days of the date of expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting Titan and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the Act may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Titan A Shares and Titan B Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination or going private transaction, as the case may be, the approval of a simple majority of the votes cast by “minority” shareholders of the affected securities in each case voting separately as a class, must be obtained. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of each of the outstanding Titan A Shares and Titan B Shares at the time the Second Stage Transaction is proposed, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the Act or substantially equivalent enforceable right is made available to minority shareholders of the classes of securities affected that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Titan Shareholders other than Canetic or the Offeror, an interested party, a related party of an interested party, or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Titan Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration per security paid under the Offer, and if the consideration paid consisted of securities, its consists of the same securities. The Offeror currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy Q-27, the Offeror intends to cause Titan Shares acquired under the Offer to be voted in favour of any such transaction and, to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Titan Shares held by Titan Shareholders that receive a “collateral benefit” (as defined in OSC Rule 61-501) may not be included by the Offeror as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Titan is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Titan Shares held by directors and senior officers and other related parties of Titan that have “change of control” agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer or whose vesting of Titan Options is accelerated as a result of the Offer may be deemed to have received a collateral benefit for this purpose and any Titan Shares of such related parties taken up by the Offeror pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction.

Any such Second Stage Transaction may also result in Titan Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Titan Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Titan Shareholder for its Titan Shares. The fair value so determined could be more or less than the amount paid per Titan Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority Titan Shareholders, would necessarily be subject to a number of considerations, including the number of Titan Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by the Offeror will likely be by way of an amalgamation or a statutory arrangement.

Titan Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Titan Shareholder of a Second Stage Transaction may differ from the tax consequences to such Titan Shareholder in accepting the Offer. See “Canadian Federal Income Tax Considerations in the Circular”.

While the foregoing reflects the present intention of the Offeror, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by the Offeror or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Titan Shares than the terms of the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. Canetic has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combinations and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Other Alternatives

If the Offeror proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Titan Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Titan Shares. Any additional purchase of Titan Shares could be at a price greater than, equal to or less than the price to be paid for the Titan Shares under the Offer and could be for cash or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Titan Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Canetic, which may vary from the price paid for Titan Shares under the Offer.

DEPOSITARY AND INFORMATION AGENT

Canetic has engaged Computershare Investor Services Ltd. as the Depositary for the receipt of certificates in respect of Titan Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Canetic for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Titan Shareholder who deposits Titan Shares directly with the Depositary to accept the Offer. Titan Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Titan Shares with the Depositary.

Canetic has retained Kingsdale Shareholder Services Inc. to act as the Information Agent. The Information Agent may contact Titan Shareholders by mail, telephone, facsimile transmission, electronic transmission and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Titan Shares. The Information Agent will receive reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection therewith.

REGULATORY MATTERS

Competition Act (Canada)

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. Where premerger notification is required, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). If a short-form filing is made, the Commissioner may, within the 14-day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an ARC in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

For premerger notifications the Commissioner’s review of a transaction may take longer than the applicable statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex. For requests for an ARC, the length of the Commissioner’s review of a transaction will depend on whether the transaction is classified by the Commissioner as non-complex, complex or very complex. Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if he or she is of the view that the transaction will, or is likely to, prevent or lessen competition substantially.

The Offeror intends to apply for an ARC in respect of the Offer and to make a short-form filing only if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that all requisite governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer, “Conditions of the Offer”.

Based on information available to it, the Offeror is of the view that the Offer can be effected in compliance with Canadian competition laws. However, there can be no assurance that a challenge to the completion of the Offer on competition law grounds will not be made or that, if such a challenge were made, the Offeror would prevail or would not be required to accept certain adverse conditions in order to complete the Offer.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

The Offeror has determined that it is not required to make any filings or notifications under the Hart Scott Rodino Antitrust Improvements Act of 1976 (United States).

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to Canetic and the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Titan Shareholder in respect of the sale of Titan Shares pursuant to the Offer or otherwise pursuant to certain transactions described under Section 22 of the Offer to Purchase: “Acquisition of Titan Shares Not Deposited”. The summary is based on the provisions of the Tax Act in force on the date hereof and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). The summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, regulatory or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Titan Shareholder for which the Offer is made. Accordingly, Titan Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Sale of Titan Shares Pursuant to the Offer

Residents of Canada

The following portion of the summary is generally applicable to a Titan Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada, deals at arm’s length with Titan and the Offeror, is not affiliated for the purposes of the Tax Act with Titan and the Offeror, and holds Titan Shares and Canetic Units as capital property. Titan Shares and Canetic Units generally will be considered capital property to a Titan Shareholder unless the Titan Shareholder holds such Titan Shares and Canetic Units in the course of carrying on a business, or the Titan Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. In circumstances where Titan Shares may not otherwise constitute capital property to a particular holder who is resident in Canada, such holder may be entitled to elect that such securities be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to treat all Canadian securities (as defined in the Tax Act) as capital property. This summary does not apply to Titan Shareholders who are “financial institutions”, “specified financial institutions” or an interest in which would be a “tax shelter investment” each as defined in the Tax Act.

Capital Gains and Capital Losses

A Titan Shareholder whose Titan Shares are taken up and paid for under the Offer, will be considered to have disposed of such shares for purposes of the Tax Act. On such disposition, the Titan Shareholder will realize and recognize a capital gain (or capital loss) in respect of the shares so disposed of to the extent that the fair market value of the Canetic Units received by the Titan Shareholder for such shares exceed (or are less than) the total amount of the adjusted cost base to the Titan Shareholder of such shares and any reasonable costs of disposition.

A Titan Shareholder who disposes of Titan Shares pursuant to the Offer will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and one-half of the amount of any capital loss (an “allowable capital loss”) will be required to be deducted against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are recognized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains recognized in such years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Titan Share by a corporation may be reduced by dividends previously received or deemed to have been received thereon to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Titan Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Titan Shares. Titan Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Titan Shareholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains. 80% of capital gains recognized by an individual or a trust, other than certain specified trusts, will be taken into account in determining its liability for minimum tax under the Tax Act.

Compulsory Acquisition

As described under Section 12 of the Offer to Purchase: “Acquisition of Titan Shares Not Deposited “, Offeror may, in certain circumstances, acquire Titan Shares pursuant to Part 16 of the ABCA. A Titan Shareholder who disposes of his or her Titan Shares in such circumstances will generally realize and recognize a capital gain (or a capital loss) calculated in the manner and subject to the treatment, described above under “Capital Gains and Capital Losses”.

Second Stage Transaction

If the compulsory acquisition provisions of the ABCA are not utilized, Offeror may propose other means of acquiring the remaining issued and outstanding Titan Shares as described under Section 12 of the Offer “Acquisition of Titan Shares Not Deposited”. The tax treatment of a Second Stage Transaction to a Titan Shareholder will depend upon the exact manner in which the Second Stage Transaction is carried out and the following summary is of a general nature only. Titan Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Titan Shares acquired pursuant to a Second Stage Transaction.

A Second Stage Transaction could be implemented by means of an amalgamation of Titan with the Offeror or one of its affiliates pursuant to which Titan Shareholders who have not tendered their Titan Shares under the Offer would have their Titan Shares exchanged on the amalgamation for redeemable preference shares (“Redeemable Titan Shares”) which would then be immediately redeemed for cash. Such a Titan Shareholder would not recognize a capital gain or capital loss as a result of the exchange of Titan Shares for Redeemable Titan Shares, and the cost of the Redeemable Titan Shares received would generally be equal to the aggregate of the adjusted cost base of the Titan Shares to the Titan Shareholder immediately before the amalgamation. Upon the redemption of Redeemable Titan Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Titan Shares exceeds the paid-up capital thereof for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. Subject to the potential application of the rules discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Titan Shares will be included in computing its income, but normally will also be deductible in computing its taxable income. A capital loss arising upon the redemption of a Redeemable Share may be reduced by dividends previously received or deemed to have been received thereon or on Titan Shares for which they were exchanged as described above under “Capital Gains and Capital Losses”.

Subsection 55(2) of the Tax Act provides that where a corporate shareholder is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing the shareholder’s taxable income and is not subject to Part IV of the Tax Act, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Titan Shares for the purpose of computing the shareholder’s capital gain on the disposition of such shares. Accordingly, corporate Titan Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision.

A Titan Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Titan Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

In the case of a Titan Shareholder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Titan Shares will be included in computing the recipient’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation.

Under the current administrative practice of the CRA, a Titan Shareholder who exercises the right of dissent in respect of an amalgamation will be considered to have disposed of such holder’s Titan Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Titan Shareholder (excluding any interest awarded by the court). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Titan Shareholder would be treated entirely as proceeds of disposition or in part as the payment of a deemed dividend, dissenting Titan Shareholders should consult with their own tax advisors. Any interest awarded to the Titan Shareholder by the court will be required to be included in the Titan Shareholder’s income for purposes of the Tax Act.

As an alternative to the amalgamation discussed above, Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Titan Shareholder.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Titan Shareholder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident, nor deemed to be resident, in Canada, holds Titan Shares as capital property and does not use or hold, and is not deemed to use or hold, Titan Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere. Non-Resident Holders should consult their own tax advisors for advice with respect to any foreign tax consequences of the Offer.

Non-resident Holders will not be subject to Canadian capital gains taxation in respect of the Offer unless the Non-Resident Holder’s Titan Shares constitute taxable Canadian property as defined in the Tax Act.

Generally, Titan Shares will constitute taxable Canadian property to a Non-Resident Holder if:  (i) that person, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length with, owns, or in any the 60 prior months has owned, 25% or more of the issued and outstanding shares of any class or series or any interest therein or options in respect thereof; or (ii) the holder’s Titan Shares were acquired in a tax-deferred exchange for property which was itself taxable Canadian property.

Non-Resident Holders whose Titan Shares constitute “taxable Canadian property” and who are not exempt from tax under the Tax Act by virtue of an applicable bilateral tax treaty will be generally be subject to the same tax consequences as described above in respect of Residents of Canada.

Non-Resident Holders whose Titan Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition

As described under Section 12 of the Offer to Purchase: “Acquisition of Titan Shares Not Deposited”, the Offeror may, in certain circumstances, acquire Titan Shares pursuant to statutory provisions contained in the ABCA. Where a Non-Resident Holder disposes of Titan Shares that are taxable Canadian property to the holder, the disposition may give rise to a capital gain. If such capital gain is not exempt from tax in Canada under the terms of an applicable bilateral tax treaty or convention, the tax consequences as described above under “Taxation of Capital Gains and Capital Losses” will generally apply. Non-Resident Holders whose Titan Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable bilateral tax treaty between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

Second Stage Transaction

If Offeror does not acquire all the Titan Shares pursuant to the Offer or by means of compulsory acquisition, it may propose other means to acquire the remaining Titan Shares. The tax treatment of such a transaction to a Non-Resident Holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable bilateral tax treaty or convention to which Canada is a party. Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Titan Shares or Redeemable Titan Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act or the Non-Resident Holder is entitled to relief under an applicable bilateral tax treaty and the circumstances at that time (see in particular the discussion below under “Delisting of Titan Shares”). Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable bilateral tax treaty between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Titan Shares acquired pursuant to such a transaction.

Delisting of Titan Shares

Titan Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Second Stage Transaction. Non-Resident Holders are cautioned that if the Shares are not listed on a prescribed stock exchange at the time they are disposed of: (i) the Shares will be taxable Canadian property to the Non-Resident Holder; (ii) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident; and (iii) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Titan Shares pursuant to the Offer.

SIFT Tax Legislation

On October 31, 2006, the federal Department of Finance (“Finance”) announced a Tax Fairness Plan, which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). On June 22, 2007, Bill C-52 received Royal Assent. Bill C-52 includes legislative provisions to implement the October 31, 2006 proposals (hereinafter referred to as the “SIFT Tax Legislation”). The summary below is based strictly on the general information found in the background paper issued by the Minister of Finance at the time of the October 31, 2006 announcement (which is not legislation), the Guidelines, and Bill C-52. The SIFT Tax Legislation applies a tax on certain income earned by a “specified investment flow-through” (“SIFT”) entity and distributed to its unitholders, as well as taxing the taxable distributions received by Unitholders from such entities as dividends. The SIFT Tax Legislation, as discussed below, is generally applicable to Canetic and its Unitholders after 2010.

Pursuant to the SIFT Tax Legislation, Canetic will constitute a SIFT trust and, as a result, Canetic and its Unitholders will be subject to the SIFT Tax Legislation. It is assumed for the purposes of this summary that Canetic will be characterized as a SIFT trust.

Subject to the “undue expansion” issue discussed below, for income trusts the units of which were publicly traded as of October 31, 2006, such as Canetic, there is a four year transition period and the background paper to the SIFT Tax Legislation also indicates that the application date of 2011 is subject to the possible need to foreclose inappropriate new avoidance techniques. The SIFT Tax Legislation indicates that, as an example, while there is now no intention to prevent existing income trusts from “normal growth” prior to 2011, any “undue expansion” of an existing income trust (such as might be attempted through the insertion of a disproportionately large amount of additional capital) would cause a termination of the transition period. The Guidelines indicate that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity), before 2011, by an amount that does not exceed the greater of $50 million and an objective “safe harbour” amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly-traded units, not including debt, options or other interest that were convertible into units of the SIFT). For the period of November 1, 2006 to the end of

2007, the Guidelines provide that a SIFT’s safe harbour will be 40% of the October 31, 2006 benchmark and for each of calendar 2008, 2009 and 2010 the Guidelines provide that a SIFT’s safe harbour will be 20% of the October 31, 2006 benchmark. It is the opinion of counsel, based on factual representations made by management of CRI, the administrator of Canetic, that in the case of Canetic, the aggregate of the offering of Units pursuant to the Prospectus Supplement filed August 23, 2007, all previous equity issuances determined in accordance with the Guidelines, all currently contemplated issuances of such equity including the Canetic Units to be issued pursuant to this transaction will not exceed the applicable limit of 40% equity growth for the period extending from November 1, 2006 to December 31, 2007, or 20% equity growth for any relevant calendar year thereafter, and thus should not, by itself, cause Canetic to be subject to the SIFT Tax Legislation prior to 2011. It is therefore assumed, for the purposes of this summary, that Canetic will not be subject to the SIFT Tax Legislation until January 1, 2011. However, under the SIFT Tax Legislation, in the event that Canetic issues additional Canetic Units or convertible debentures (or other equity substitutes) on or before 2011, Canetic may become subject to the SIFT Tax Legislation prior to 2011. No assurance can be provided that the SIFT Tax Legislation will not apply to Canetic prior to 2011.

Status of Canetic

Based upon representations made by Canetic, in the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to Canetic and the Offeror, Canetic presently qualifies as a “mutual fund trust” as defined by the Tax Act, and this summary assumes that Canetic will continue to so qualify. Burnet, Duckworth & Palmer LLP is advised by Canetic that it is intended that the requirements necessary for Canetic to qualify as a mutual fund trust will continue to be satisfied so that Canetic will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that Canetic were not to so qualify, the income tax considerations would in some respects be materially different from those described below.

Taxation of Canetic

Subject to the SIFT Tax Legislation, Canetic is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of Canetic is the calendar year.

Canetic is required to include in its income for a taxation year all interest, including interest on promissory notes held by Canetic (“Canetic Notes”), that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, all dividends received by it in the year, including dividends on the common shares of CRI, and all amounts accruing under net profits interest agreements of Canetic. Canetic may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Canetic Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year.

To the extent that Canetic has any income for a taxation year after the inclusions and deductions outlined above, Canetic will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by Canetic or the Unitholder is entitled in the year to enforce payment of the amount. See “Taxation of Unitholders Resident in Canada - Income from Canetic Units”. Under the Trust Indenture, Canetic generally will be required to distribute all of its income each year to the Unitholders. Accordingly, it is anticipated that Canetic will generally not have any taxable income for purposes of the Tax Act subject to the SIFT Tax Legislation. Canetic may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. Canetic may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Under the SIFT Tax Legislation, on the basis that Canetic is a SIFT trust, once it becomes subject to the SIFT Tax Legislation (which is anticipated to be, subject to any “undue expansion”, deferred until January 1, 2011), Canetic will no longer be able to deduct any part of the amounts payable to Unitholders in respect of “non-portfolio earnings” which means: (i) income from businesses it carries on in Canada or from its non-portfolio properties, other than taxable dividends, (exceeding any losses for the taxation year from businesses or non-portfolio properties); and

(ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). “Non portfolio” properties include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm’s length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity’s equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust’s equity value. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. It is expected that the Canetic Notes, the common shares of CRI and the net profits interest will be non-portfolio properties for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax comparable to the combined federal and provincial corporate tax rate. For 2011, the SIFT Tax Legislation states that the combined tax rate would be 31.5%. The SIFT Tax Legislation does not change the tax treatment of distributions that are paid as returns of capital.

Taxation of Unitholders Resident in Canada

Income from Canetic Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of Canetic that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Canetic Units will be considered to be income from property and not resource income (or “resource profits”) for purposes of the Tax Act. Any loss of Canetic for purposes of the Tax Act cannot be allocated to, or treated as a loss of, a Unitholder.

Provided that appropriate designations are made by Canetic, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of Canetic that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder’s income for the year and will not reduce the adjusted cost base of the Unitholder’s Canetic Units. Any other amount in excess of the net income of Canetic that is paid or payable by Canetic to a Unitholder in a year will not generally be included in the Unitholder’s income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of a Canetic Unit, the adjusted cost base of the Canetic Units held by such Unitholder will generally be reduced by such amount.

Notwithstanding the foregoing, pursuant to the SIFT Tax Legislation, commencing in 2011, taxable distributions from Canetic received by Unitholders and paid from Canetic’s after tax non portfolio earnings would generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders who are individuals. Under the SIFT Tax Legislation, the dividends deemed to be paid by Canetic will be deemed to be “eligible dividends” and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will be eligible for full deduction as tax free inter-corporate dividends and potentially subject to a 33⅓% refundable tax under Part IV of the Tax Act.

A Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains and certain income from Canetic. Distributions which are treated as dividends in the hands of “Canadian-controlled private corporations” will generally be eligible for the full dividends received deduction but will be subject to a 33⅓% refundable tax under Part IV of the Tax Act.

Adjusted Cost Base of Canetic Units

The cost to a Unitholder of a Canetic Unit will generally include all amounts paid by the Unitholder for the Canetic Unit. These amounts will be required to be averaged with the adjusted cost base of all other Canetic Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Canetic Unit. Amounts distributed by Canetic to a Unitholder in respect of a Canetic Unit will reduce the Unitholder’s adjusted cost base of the Canetic Unit to the extent that the amount distributed to the Unitholder is in excess of his portion of the net income and net realized capital gains of Canetic, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Canetic Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Canetic Unit in the year in which the negative amount arises.

Disposition of Canetic Units

An actual or deemed disposition (other than in a tax deferred transaction) of Canetic Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by Canetic which represents an amount that must otherwise be included in the Unitholder’s income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Canetic Units to the Unitholder plus any reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by the Unitholder will be included in the Unitholder’s income under the Tax Act for the year of disposition as a taxable capital gain and one-half of any capital loss (an “allowable capital loss”) realized on a disposition of a Canetic Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder’s circumstances. A Unitholder that throughout the relevant year is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Redemption of Canetic Units

A redemption of Canetic Units in consideration for cash or Redemption Notes, as the case may be, will be a disposition of such Canetic Units for proceeds of disposition equal to the amount of such cash or the fair market value of such Redemption Notes less any portion thereof that is considered to be a distribution out of the income of Canetic. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Canetic Units so redeemed. The receipt of Redemption Notes in substitution for Canetic Units may result in a change in the income tax characterization of distributions. Holders of Redemption Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Redemption Notes. The cost to a Unitholder of any property distributed to a Unitholder by Canetic will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving Redemption Notes on redemption.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the Canetic Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (“Exempt Plans”). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Canetic or any capital gain realized on the disposition of any Canetic Units.

Exempt Plans should contact their own tax advisors with regard to the acquisition of notes issued on the redemption of Canetic Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Although the SIFT Rules will not modify the eligibility for investment of the Canetic Units for the above-noted Exempt Plans, it is expected that the SIFT Rules will reduce the amount of cash available for distribution on the Canetic Units commencing in 2011.

Taxation of Unitholders Not Resident in Canada

Any distribution of income of Canetic to a Unitholder who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder’s jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention (1980) will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Canetic is also obligated to withhold on all capital distributions to non-resident Unitholders at the rate of 15% and such distribution will not reduce the adjusted cost base of the non-resident Unitholder’s Canetic Units. Where a non-resident sustains a capital loss on a disposition of Canetic Units such loss may reduce the non-resident’s tax liability in respect of capital distributions.

Pursuant to the SIFT Tax Legislation, amounts in respect of Canetic’s non portfolio earnings payable to Non Resident Holders after 2010 that are not deductible to Canetic will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Holder’s jurisdiction of residence. A Non-Resident Holder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention (1980) generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the SIFT Tax Legislation may not increase the tax payable by Non-Resident Holders in respect of dividends deemed to be paid by Canetic, it is expected that the imposition of tax at Canetic level under the SIFT Tax Legislation will materially reduce the amount of funds flow from operations available for distributions to Unitholders.

A disposition or deemed disposition of a Canetic Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident or deemed to be resident in Canada provided that the Canetic Units are not “taxable Canadian property” of the Unitholder for the purposes of the Tax Act. Canetic Units will not be considered taxable Canadian property to such a Unitholder unless: (a) the Unitholder holds or uses, or is deemed to hold or use the Canetic Units in the course of carrying on business in Canada; (b) the Canetic Units are “designated insurance property” of the Unitholder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Canetic Units the Unitholder or persons with whom the Unitholder did not deal at arm’s length or any combination thereof, held 25% or more of the issued Canetic Units; or (d) Canetic is not a mutual fund trust for the purposes of the Tax Act on the date of disposition. Amounts paid to Non-Resident Holders on redemption of their Canetic Units would be subject to the 15% withholding tax applicable to capital distributions discussed above.

Interest paid or credited on Redemption Notes to a non-resident Unitholder who receives such notes on a redemption of Canetic Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention (1980) generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

OWNERSHIP OF SHARES OF TITAN

Neither Canetic or the Offeror, nor any director or officer of Canetic, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Titan, except pursuant to the Pre-Tender Agreements. To the knowledge of the directors and senior officers of Canetic or the Offeror, no securities of Titan are owned by, directly or indirectly, nor is control or direction over any securities of Titan exercised by, any associate or affiliate of Canetic or the Offeror, by any associate of any director or officer of Canetic or the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Canetic or the Offeror or by any person or company acting jointly or in concert with Canetic or the Offeror.

TRADING IN SHARES OF TITAN

During the six month period preceding the date of the Offer, no securities of Titan have been traded by Canetic or the Offeror or any director or officer of Canetic or the Offeror or, to the knowledge of the directors and senior officers of Canetic or the Offeror, after reasonable inquiry by any associate or affiliate of Canetic, by any associate of any director or officer of Canetic or the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Canetic or by any person or company acting jointly or in concert with Canetic or the Offeror, other than 466,880 Titan A Shares which were sold by Barrantagh Investment Management, a company which trades in securities for the account of its clients and which is an associate of W. Peter Comber, a director of CRI.

COMMITMENTS TO ACQUIRE SHARES OF TITAN

No securities of Titan are the subject of any commitments made by Canetic or the Offeror, or its directors or officers and, to the knowledge of the directors and senior officers of Canetic or the Offeror, after reasonable inquiry, no securities of Titan are the subject of any commitments made by any associate or affiliate of Canetic or the Offeror, by any associate of any director or officer of Canetic or the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Canetic or the Offeror or by any person or company acting jointly or in concert with Canetic or the Offeror, to acquire any equity securities of Titan, except for the commitment to acquire the Titan Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between Canetic or the Offeror and any of the directors or officers of Titan and no payments or other benefits are proposed to be made or given by Canetic or the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Canetic or the Offeror and any Titan Shareholder with respect to the Offer or between Canetic or the Offeror and any person or company with respect to any securities of Titan in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements and as described herein.

There are no business relationships between Canetic or the Offeror, its associates or affiliates and Titan that are material to any of them with the exception of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

MATERIAL CHANGES IN THE AFFAIRS OF TITAN AND OTHER INFORMATION

Canetic or the Offeror has no information which indicates any material change in the affairs of Titan and Titan has represented to Canetic or the Offeror that there has not been any material change in the affairs of Titan since the date of the unaudited financial statements of Titan as at and for the period ended September 30, 2007 other than as disclosed by way of a filing publicly available on SEDAR, and the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Canetic or the Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Titan Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, Canetic or the Offeror has no knowledge regarding whether any Titan Shareholders will accept the Offer.

EXPENSES OF THE OFFER

Canetic estimates that the total amount of its fees and expenses related to the Offer will be approximately Cdn. $300,000. Such fees and expenses will be paid out of Canetic’s working capital or available credit facilities.

INTEREST OF EXPERTS

Certain legal matters on behalf of Canetic will be passed upon by, and the opinions contained under “Canadian Federal Income Tax Considerations” have been provided by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, counsel to Canetic. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Canetic or of any associate or affiliate of Canetic. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Canetic Units and do not beneficially own, directly or indirectly, any outstanding Titan Shares.

The comparative consolidated financial statements of Canetic as at and for the year ended December 31, 2006 incorporated by reference in this Circular have been audited by Deloitte & Touche LLP, independent chartered accountants, as indicated in their report dated March 21, 2007 and are incorporated in this Circular in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

The schedules of revenue and expenses for the years ended December 31, 2005 and 2004 for the assets of Samson Canada Ltd. acquired by Canetic, which are incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, independent chartered accountants, as indicated in their reports dated May 15, 2006 and are incorporated in this Circular in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

Reserves estimates incorporated by reference into this Circular are based upon reports prepared by GLJ Petroleum Consultants Ltd., Sproule Associates Limited and AJM Petroleum Consultants, given upon authority of said firms as experts in engineering. As of the date hereof, the principals of GLJ Petroleum Consultants Ltd., as a group, the principals of Sproule Associates Limited, as a group, and the principals of AJM Petroleum Consultants, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Titan Shares, respectively.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Titan Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Titan Shareholders. However, such rights must be exercised within prescribed time limits. Titan Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to Canetic Titan Ltd. and Canetic Resources Trust

TO:	The Board of Directors of Canetic Titan Ltd.
AND TO:	The Board of Directors of Canetic Resources Inc., the administrator of Canetic Resources Trust

We hereby consent to the reference to our opinion contained under “Canadian Federal Income Tax Considerations” and the reference to our name under “Interests of Experts” in the take over bid circular dated November 13, 2007 relating to the offer by Canetic Titan Ltd. to purchase all of the class A shares and class B shares of Titan Exploration Ltd.

Calgary, Alberta	(signed) “Burnet, Duckworth & Palmer LLP”

November 13, 2007

Consent of Auditors of Canetic Resources Trust

We have read the take over bid circular (the “Circular”) of Canetic Titan Ltd. (the “Company”) dated November 13, 2007 relating to the offer by the Company to purchase all of the outstanding class A shares and class B shares of Titan Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the unitholders of Canetic Resources Trust (“Canetic”) on the consolidated balance sheets of Canetic as at December 31, 2006 and 2005, and the consolidated statements of earnings, deficit and cash flows for the years then ended. Our report is dated March 21, 2007.

We also consent to the incorporation by reference in the above-mentioned circular of our report to the Board of Directors of Canetic relating to the differences between Canadian and United States generally accepted accounting principles of Canetic as at and for the years ended December 31, 2006 and 2005. Our report is dated August 3, 2007.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
November 13, 2007	Chartered Accountants

Consent of Auditors

We have read the take over bid circular (the “Circular”) of Canetic Titan Ltd. (the “Company”) dated November 13, 2007 relating to the offer by the Company to purchase all of the outstanding class A shares and class B shares of Titan Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our reports to the directors of Samson Canada Ltd. on the schedules of revenue and expenses of the Hoadley, BC North and BC South assets for the years ended December 31, 2005 and 2004. Our reports are dated May 15, 2006.

Tulsa, Oklahoma	(signed) “PricewaterhouseCoopers LLP”

November 13, 2007

Consent of Auditors

We have read the take over bid circular (the “Circular”) of Canetic Titan Ltd. (the “Company”) dated November 13, 2007 relating to the offer by the Company to purchase all of the outstanding class A shares and class B shares of Titan Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

Calgary, Canada	(signed) “KPMG LLP”
November 13, 2007	Chartered Accountants

Consent of Engineers

GLJ Petroleum Consultants Ltd.

TO:	The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated March 5, 2007 entitled “Reserves Assessment and Evaluation of Certain Canadian Oil and Gas Properties of Canetic Resources Trust, as of December 31, 2006 (the “Report”). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take over bid circular dated November 13, 2007 (the “Circular”) relating to the offer by Canetic Titan Ltd., a wholly owned subsidiary of Canetic Resources Trust, to purchase all of the class A shares and class B shares of Titan Exploration Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta	(signed) “GLJ Petroleum Consultants Ltd.”

November 13, 2007

Sproule Associates Limited

TO:	The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our reports entitled “Evaluation of the P&NG Reserves of Canetic Resources Trust Acquired From Samson Oil & Gas Limited (As of December 31, 2006)”, dated February 22, 2007, and “Evaluation of the P&NG Reserves in Certain Properties of Canetic Resources Trust (As of December 31, 2006)”, dated February 23, 2007 (the “Reports”). We consent to the use of our name and references to the excerpts from our Reports in, or incorporated by reference in, the take over bid circular dated November 13, 2007 (the “Circular”) relating to the offer by Canetic Titan Ltd., a wholly owned subsidiary of Canetic Resources Trust, to purchase all of the class A shares and class B shares of Titan Exploration Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta	(signed) “Sproule Associates Limited”

November 13, 2007

AJM Petroleum Consultants

TO:         The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated July 27, 2006 entitled “Reserve Estimation and Economic Evaluation – BC South” as at April 1, 2006 (the “Report”). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take over bid circular dated November 13, 2007 (the “Circular”) relating to the offer by Canetic Titan Ltd., a wholly owned subsidiary of Canetic Resources Trust, to purchase all of the class A shares and class B shares of Titan Exploration Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report and that is within our knowledge and as a result of our providing the Report.

Calgary, Alberta	(signed) “AJM Petroleum Consultants”

November 13, 2007

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Titan Shareholders has been authorized by the board of directors of Canetic Titan Ltd. and the board of directors of Canetic Resources Inc., the administrator of Canetic Resources Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 13th day of November, 2007.

CANETIC TITAN LTD.

(Signed) J. Paul Charron	(Signed) David J. Broshko
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Brian Evans	(Signed) Richard Tiede
Director	Director

CANETIC RESOURCES TRUST, by its Administrator,

CANETIC RESOURCES INC.

(Signed) J. Paul Charron	(Signed) David J. Broshko
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Robert F. Brawn	(Signed) Murray Frame
Director	Director

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary Corporate Actions 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

Email: corporateactions@computershare.com

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc. at the telephone numbers and location set out below:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario  M5X 1E2

North American Toll Free Number:  1-866-851-9601

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by Titan Shareholders to the
Depositary and Information Agent at the telephone numbers and locations set out above.

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY CANETIC TITAN LTD., A WHOLLY OWNED SUBSIDAIRY OF CANETIC RESOURCES TRUST, FOR ALL OF THE CLASS A SHARES OF TITAN EXPLORATION LTD. DATED NOVEMBER 13, 2007

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for

CLASS A SHARES

of

TITAN EXPLORATION LTD.

To be deposited pursuant to the Offer dated November 13, 2007 of

CANETIC TITAN LTD.

a wholly-owned subsidiary of

CANETIC RESOURCES TRUST

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL

4:30 P.M. (CALGARY TIME) ON DECEMBER 19, 2007

UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for Class A shares (the “Titan A Shares”) of Titan Exploration Ltd. (“Titan”) deposited pursuant to the offer (the “Offer”) dated November 13, 2007 made by Canetic Titan Ltd. (the “Offeror”), a wholly owned subsidiary of Canetic Resources Trust (“Canetic”) to holders of Titan A Shares and Class B shares (the “Titan B Shares”) of Titan.  Shareholders who wish to deposit their Titan B Shares pursuant to the Offer must complete a separate letter of transmittal (GREEN form) in accordance with the instructions set out therein.  Certificates representing Titan B Shares must not be deposited with this Letter of Transmittal.  Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Titan A Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.  Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular dated November 13, 2007 that accompanies this Letter of Transmittal.

Please carefully read the instructions provided herein before completing this Letter of Transmittal.

TO:	CANETIC TITAN LTD. and CANETIC RESOURCES TRUST

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The undersigned delivers to you the enclosed certificate(s) for Titan A Shares, details of which are as follows:

DESCRIPTION OF TITAN A SHARES DEPOSITED

(if insufficient space, attach a list in the form below)

Number of Titan A Shares Deposited	Certificate No(s).	Name in which Registered (please print)

Total:

*See Instruction 1 on page 5 and Instruction 6 on page 6 hereof.

The undersigned Shareholder:

1.             acknowledges receipt of the Offer to Purchase and Circular dated November 13, 2007 and acknowledges and understands that for each Titan A share deposited pursuant to this Letter of Transmittal, the shareholder will receive 0.1917 of a Canetic Unit;

2.             delivers to you the enclosed certificate(s) representing Titan A Shares and, subject only to the rights of withdrawal set out in the Offer to Purchase, irrevocably accepts the Offer for and in respect of the Titan A Shares represented by such certificate(s) or the number thereof if so indicated (the “Purchased Shares”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after December 19, 2007 (collectively, the “Other Shares”), effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the “Effective Date”);

3.             represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and any Other Shares) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Shares) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Shares) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4.             in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which Canetic Units may be lawfully delivered, directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Shares: (a) to issue or cause to be issued certificate(s) for trust units of Canetic (the “Canetic Units”) to which the undersigned is entitled for the Purchased Shares under the Offer in the name indicated below and to send such certificate(s), by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Titan A Shares not purchased under the Offer to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Titan);

5.             waives any right to receive notice of purchase of the Purchased Shares;

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6.             irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and the Other Shares, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Titan; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Titan, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Shares;

7.             agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Titan and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8.             agrees if Titan should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Titan A Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Titan of such Titan A Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.  Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

9.             covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to the Offeror;

10.           acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11.           by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Titan A Shares or Other Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12.           hereby declares that the undersigned:

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(a)           is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

(b)           is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

RESIDENCY DECLARATION

In order to receive the Canetic Units to which you are entitled pursuant to the Offer, you must complete the following Declaration:

The undersigned certifies that the undersigned (or the beneficial securityholder on whose behalf the undersigned is acting, if applicable):

☐ is not a Non-Resident.*

☐ is a Non-Resident.*

*    A Non-Resident is a person who is not a resident of Canada for the purposes of the Income Tax Act (Canada), or a partnership that is not a Canadian Partnership for the purposes of the Income Tax Act (Canada).

All Titan Shareholders are required to complete the residency declaration to receive Canetic Units pursuant to the Offer.

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BOX A

ISSUE CERTIFICATE(S) FOR CANETIC UNITS IN THE NAME OF: (please print or type):

Registered owner of Purchased Shares or:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone - Business)

(Social Insurance Number)

BOX B

SEND CERTIFICATE(S) FOR CANETIC UNITS (UNLESS BOX C IS CHECKED) TO: (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BOX C

☐	HOLD CERTIFICATE(S) FOR CANETIC UNITS FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX D

☐ CHECK HERE IF TITAN A SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated:	, 2007
(if required under Instruction 4):

Authorized Signature	Signature of Shareholder or Authorized Representative
(See Instructions 3 and 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

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INSTRUCTIONS

1.             Use of Letter of Transmittal

a.             This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at any of the offices specified below before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b.             The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary at any of the offices specified below.  The Offeror recommends that such documents be delivered by hand to the Depositary at any of the offices specified below and a receipt or acknowledgement of receipt be obtained.  However, if such documents are mailed, the Offeror recommends that registered mail with return receipt be used and that proper insurance be obtained.  Shareholders whose Titan A Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Titan A Shares.

2.             Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Titan A Shares pursuant to the Offer and:  (i) the certificate(s) representing such Titan A Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Titan A Shares and all other required documents to the Depositary prior to the Expiry Time, such Titan A Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a.             such a deposit is made by or through an Eligible Institution (as defined below);

b.             a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at the office in Toronto as set forth in the Letter of Transmittal prior to the Expiry Time; and

c.             the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.  Delivery to any office or transmission other than to the specified office does not constitute delivery for this purpose.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.             Signatures

This Letter of Transmittal must be completed and signed by the holder of Titan A Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

a.             If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

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b.             If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if certificates representing Canetic Units are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.             Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if certificate(s) representing Canetic Units are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Titan, or if Purchased Shares deposited but not tendered are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Titan, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the appointment and authority to act.  Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.             Partial Tenders

If less than the total number of Titan A Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Titan A Shares to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new certificate(s) for the number of Titan A Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal.  The total number of Titan A Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.             Miscellaneous

a.             If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

b.             If Purchased Shares are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

c.             No alternative, conditional or contingent deposits will be accepted.  All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof manually signed) waive any right to receive any notice of acceptance of Purchased Shares for payment.

d.             The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Titan A Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the Province of Alberta and the courts of appeal therefrom.

e.             Additional copies of the Offer to Purchase and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

8.             Commissions

No brokerage fees or commissions will be payable by the depositing shareholder if the Offer is accepted by depositing Titan A Shares directly with the Depositary or Soliciting Dealer.

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9.             Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  In addition, the registered Titan shareholder should immediately contact Olympia Trust Company., the transfer agent for Titan, so arrangements can be made to issue a replacement certificate upon the registered holder satisfying the requirements of Titan relating to replacement of the certificates.  Computershare Investor Services Inc. will require written notice of the lost certificate.  The Titan Shares must be replaced prior to Expiry.

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THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary	Toronto

Corporate Actions 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

Email: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Kingsdale Shareholder Services Inc.
Exchange Tower

130 King Street West, Suite 2950

P.O. Box 156

Toronto, Ontario M5X 1C7

North American Toll Free Number:  1-866-851-9601

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY

CANETIC TITAN LTD., A WHOLLY OWNED SUBSIDAIRY OF CANETIC RESOURCES TRUST, FOR ALL OF THE CLASS B SHARES OF TITAN EXPLORATION LTD. DATED NOVEMBER 13, 2007

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for

CLASS B SHARES

of

TITAN EXPLORATION LTD.

To be deposited pursuant to the Offer dated November 13, 2007 of

CANETIC TITAN LTD.

a wholly-owned subsidiary of

CANETIC RESOURCES TRUST

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL

4:30 P.M. (CALGARY TIME) ON DECEMBER 19, 2007

UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for Class B shares (the “Titan B Shares”) of Titan Exploration Ltd. (“Titan”) deposited pursuant to the offer (the “Offer”) dated November 13, 2007 made by Canetic Titan Ltd. (the “Offeror”), a wholly owned subsidiary of Canetic Resources Trust (“Canetic”) to holders of Titan B Shares and Class A shares (the “Titan A Shares”) of Titan.  Shareholders who wish to deposit their Titan A Shares pursuant to the Offer must complete a separate letter of transmittal (BLUE form) in accordance with the instructions set out therein.  Certificates representing Titan A Shares must not be deposited with this Letter of Transmittal.  Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Titan B Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.  Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular dated November 13, 2007 that accompanies this Letter of Transmittal.

Please carefully read the instructions provided herein before completing this Letter of Transmittal.

TO:	CANETIC TITAN LTD. and CANETIC RESOURCES TRUST

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The undersigned delivers to you the enclosed certificate(s) for Titan B Shares, details of which are as follows:

DESCRIPTION OF TITAN B SHARES DEPOSITED

(if insufficient space, attach a list in the form below)

Number of Titan A Shares Deposited	Certificate No(s).	Name in which Registered (please print)

Total:

*See Instruction 1 on page 5 and Instruction 6 on page 6 hereof.

The undersigned Shareholder:

1.                                       acknowledges receipt of the Offer to Purchase and Circular dated November 13, 2007 and acknowledges and understands that for each Titan B share deposited pursuant to this Letter of Transmittal, the shareholder will receive 0.6609 of a Canetic Unit;

2.                                       delivers to you the enclosed certificate(s) representing Titan B Shares and, subject only to the rights of withdrawal set out in the Offer to Purchase, irrevocably accepts the Offer for and in respect of the Titan B Shares represented by such certificate(s) or the number thereof if so indicated (the “Purchased Shares”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after December 19, 2007 (collectively, the “Other Shares”), effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the “Effective Date”);

3.                                       represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and any Other Shares) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Shares) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Shares) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4.                                       in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which Canetic Units may be lawfully delivered, directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Shares: (a) to issue or cause to be issued certificate(s) for trust units of Canetic (the “Canetic Units”) to which the undersigned is entitled for the Purchased Shares under the Offer in the name indicated below and to send such certificate(s), by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Titan B Shares not purchased under the Offer to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Titan);

5.                                       waives any right to receive notice of purchase of the Purchased Shares;

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6.                                       irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and the Other Shares, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Titan; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Titan, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Shares;

7.                                       agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Titan and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8.                                       agrees if Titan should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Titan B Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Titan of such Titan B Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.  Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

9.                                       covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to the Offeror;

10.                                 acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11.                                 by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Titan B Shares or Other Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12.                                 hereby declares that the undersigned:

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(a)                                  is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

(b)                                 is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

RESIDENCY DECLARATION

In order to receive the Canetic Units to which you are entitled pursuant to the Offer, you must complete the following Declaration:

The undersigned certifies that the undersigned (or the beneficial securityholder on whose behalf the undersigned is acting, if applicable):

☐ is not a Non-Resident.*

☐ is a Non-Resident.*

*             A Non-Resident is a person who is not a resident of Canada for the purposes of the Income Tax Act (Canada), or a partnership that is not a Canadian Partnership for the purposes of the Income Tax Act (Canada).

All Titan Shareholders are required to complete the residency declaration to receive Canetic Units pursuant to the Offer.

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BOX A

ISSUE CERTIFICATE(S) FOR CANETIC UNITS IN THE NAME OF: (please print or type):

Registered owner of Purchased Shares or:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone - Business)

(Social Insurance Number)

BOX B

SEND CERTIFICATE(S) FOR CANETIC UNITS (UNLESS BOX C IS CHECKED) TO: (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BOX C

☐	HOLD CERTIFICATE(S) FOR CANETIC UNITS FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX D

☐ CHECK HERE IF TITAN B SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated:	, 2007
(if required under Instruction 4):

Authorized Signature	Signature of Shareholder or Authorized Representative
(See Instructions 3 and 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

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INSTRUCTIONS

1.                                       Use of Letter of Transmittal

a.                                       This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at any of the offices specified below before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b.                                      The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary at any of the offices specified below.  The Offeror recommends that such documents be delivered by hand to the Depositary at any of the offices specified below and a receipt or acknowledgement of receipt be obtained.  However, if such documents are mailed, the Offeror recommends that registered mail with return receipt be used and that proper insurance be obtained.  Shareholders whose Titan B Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Titan B Shares.

2.                                       Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Titan B Shares pursuant to the Offer and:  (i) the certificate(s) representing such Titan B Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Titan B Shares and all other required documents to the Depositary prior to the Expiry Time, such Titan B Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a.                                       such a deposit is made by or through an Eligible Institution (as defined below);

b.                                      a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at the office in Toronto as set forth in the Letter of Transmittal prior to the Expiry Time; and

c.                                       the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.  Delivery to any office or transmission other than to the specified office does not constitute delivery for this purpose.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.                                       Signatures

This Letter of Transmittal must be completed and signed by the holder of Titan B Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

a.                                       If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

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b.                                      If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if certificates representing Canetic Units are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.                                       Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if certificate(s) representing Canetic Units are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Titan, or if Purchased Shares deposited but not tendered are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Titan, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.                                       Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the appointment and authority to act.  Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.                                       Partial Tenders

If less than the total number of Titan B Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Titan B Shares to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new certificate(s) for the number of Titan B Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal.  The total number of Titan B Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.                                       Miscellaneous

a.                                       If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

b.                                      If Purchased Shares are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

c.                                       No alternative, conditional or contingent deposits will be accepted.  All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof manually signed) waive any right to receive any notice of acceptance of Purchased Shares for payment.

d.                                      The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Titan B Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the Province of Alberta and the courts of appeal therefrom.

e.                                       Additional copies of the Offer to Purchase and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices at the addresses listed below.

8.                                       Commissions

No brokerage fees or commissions will be payable by the depositing shareholder if the Offer is accepted by depositing Titan B Shares directly with the Depositary or Soliciting Dealer.

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9.                                       Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  In addition, the registered Titan shareholder should immediately contact Olympia Trust Company., the transfer agent for Titan, so arrangements can be made to issue a replacement certificate upon the registered holder satisfying the requirements of Titan relating to replacement of the certificates.  Computershare Investor Services Inc. will require written notice of the lost certificate.  The Titan Shares must be replaced prior to Expiry.

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THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary	Toronto
Corporate Actions	Corporate Actions
600, 530 - 8th Avenue S.W.	100 University Avenue, 9th Floor
Calgary, Alberta T2P 3S8	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253

Email: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Kingsdale Shareholder Services Inc.
Exchange Tower

130 King Street West, Suite 2950

P.O. Box 156

Toronto, Ontario M5X 1C7

North American Toll Free Number:  1-866-851-9601

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of

Class A Shares and Class B Shares of

TITAN EXPLORATION LTD.

pursuant to the Offer dated November 13, 2007 of

CANETIC TITAN LTD.

a wholly-owned subsidiary of

CANETIC RESOURCES TRUST

The terms and conditions of the offer (the “Offer”) set forth in the offer to purchase and circular of Canetic Titan Ltd., a wholly owned subsidiary of Canetic Resources Trust, dated November 13, 2007 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer.

If a Shareholder wishes to deposit Titan Shares pursuant to the Offer: and (i) the certificate(s) representing such Titan Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Titan Shares and all other required documents to the Depositary prior to the Expiry Time, such Titan Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a)                                  such a deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at the office in Toronto listed below by hand, courier, facsimile or mail prior to the Expiry Time; and

(c)                                  the certificate(s) representing deposited Titan Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Titan Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

For each Titan A Share deposited, each holder thereof shall receive 0.1917 of a Canetic Unit for each Titan A Share and for each Titan B Share deposited each holder thereof shall receive 0.6609 of a Canetic Unit for each Titan B Share.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at the office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter(s) of Transmittal. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO:	Canetic Titan Ltd. and Canetic Resources Trust
AND TO:	Computershare Investor Services Ltd.

Computershare Investor Services Ltd.

By Facsimile: (905) 771-4082

By Hand, Courier or Registered Mail

Toronto Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Titan Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance” and Instruction 2 of the Letter of Transmittal.

Number of Titan A Shares	Certificate No. (if available)	Name and Address of Shareholder (please print)

(if space is insufficient, please attach a list in the above form)

TOTAL TITAN A SHARES

Number of Titan B Shares	Certificate No. (if available)	Name and Address of Shareholder (please print)

(if space is insufficient, please attach a list in the above form)

TOTAL TITAN B SHARES

DO NOT SEND CERTIFICATES FOR TITAN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR TITAN SHARES SHOULD ONLY BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Area Code and Telephone Number during Business Hours:
( )
Dated:
Name:

(signature)

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing Titan Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Name of Firm:	Authorized Signature:

Name:

Address of Firm:	Title:

Dated:

Telephone Number:

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Canetic Resources Trust concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Canetic Resources Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 13, 2007.

CANETIC RESOURCES TRUST
By: Canetic Resources Inc., its administrator

By:	/s/ J. Paul Charron
Name: J. Paul Charron
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press release, dated October 18, 2007

2.1	Annual information form dated March 23, 2007 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.2

Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.3

Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.4

Unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.1 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.5

Management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.6

Information Circular - Proxy Statement relating to the annual and special meeting of Unitholders held on May 9, 2007 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 18, 2007 (File No. 1-32728)).

2.7

Information Circular - Proxy Statement dated March 24, 2006 relating to the annual meeting of Unitholders held on May 9, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 7, 2006 (File No. 1-32728)).

2.8

Differences between Canadian and United States generally accepted accounting principles as at and for the years ended December 31, 2006 and 2005, together with the auditors’ report thereon (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-10 of Canetic Resources Trust filed on August 9, 2007 (File No. 333-145273)).

2.9	Business acquisition report dated November 8, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on July 24, 2007 (File No. 1-32728)).

2.10

Material change report, dated November 7, 2007, with respect to the proposed combination of Penn West Energy Trust and Canetic Resources Trust (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 7, 2007 (File No. 1-32728)).